AR/S

1-12515

P.E.
12/31/02

OM Group

OM GROUP, INC.

2002 ANNUAL REPORT

DEAR FELLOW SHAREOWNERS:

In 2002, OM Group confronted the most challenging conditions in its history. An increasingly weak global economy, a depressed cobalt price and various operating issues associated with our nickel business all combined to limit earnings and cash flow from our Base Metals business. As a result, our ability to reduce the significant amount of incremental debt associated with the acquisition of the Precious Metals business in late 2001 was severely impaired in the near term.

We met these challenges by developing and launching an aggressive and broad-based corporate restructuring plan designed to increase profitability, reduce costs, quickly restore our balance sheet strength and reposition OMG for future growth. The key components of our plan include:

- Generating up to $100 million from the sale of non-core assets, including the SCM Powdered Metals business; Tungsten Carbide technology and related assets; and the PVC Heat Stabilizer and other assets, such as the Microbond product lines;

- Reducing workforce expenses by approximately $35 million in 2003, and by approximately $45 million on an annualized basis starting in 2004, through the elimination of approximately 550 positions;

- Lowering other manufacturing and administrative costs by approximately $30 million in 2003, and by approximately $40 million on an annualized basis starting in 2004; and

- Initiating the process to monetize some portion or all of our Precious Metals Businesses through either a strategic or financial partnership.

With this blueprint in hand, the company successfully amended its senior credit facilities. Completing this step provided the access to the capital and liquidity necessary to fully implement our restructuring initiatives which, in the fourth quarter, resulted in restructuring and other charges of approximately $330 million.

Corporate/Management Structure Aligned With Business

Likewise, during the year, we also took steps to ensure our corporate and management structure remained properly aligned with the business.

We named Thomas R. Miklich, who had been a director of the company since 1993, as our new chief financial officer. He had been the chief financial officer, general counsel and corporate secretary of Invacare Corporation, and prior to that, he was CFO at The Sherwin-Williams Company. Since stepping down from the Board to join the management team in May, Tom has quickly established himself as a key architect of our strategic evolution.

Also during the year, your board of directors elected Frank E. Butler to the newly created position of lead independent director. Frank, the retired president and general manager of the Coatings Division of The Sherwin-Williams Company, has been a director of OMG since 1996. In this new role, he presides over meetings of the independent directors.

Finally, we realigned our corporate structure, reducing overhead by almost 30 percent, and established a management team that streamlines the organization and further enhances our performance accountability. We reduced the executive committee from four members to two, myself and Tom Miklich. Reporting to the executive committee is Todd Romance, Vice President and General Manager, Cobalt; Mark Bak, Vice President and General Manager, Nickel; and Rick Adante, Vice President and General Manager, Precious Metals. Each of these proven executives has full responsibility for the manufacturing, marketing and financial functions of their business units. The management structure is now even more closely aligned with our business, and we have in place the leadership to deliver results in the near and long term.

Looking Ahead

Clearly, we enter 2003 with a keen understanding of the challenges ahead. While we have accomplished a great deal in a short time, I can assure you, no one at OMG has lost sight of the reality of our current situation. We remain focused on the actions that will allow us to complete our strategic transformation successfully and on delivering long-term shareholder value. We know we cannot afford even the slightest misstep as we move forward.

As always, we appreciate the hard work and many contributions of the OMG associates. We would also like to thank our customers, shareowners, suppliers and lenders for their continued support over the past year. Our dedicated team will work tirelessly to maintain your confidence in OMG.

Sincerely,



James P. Mooney
Chairman & Chief Executive Officer

March 24, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________

Commission file number 0-22572

OM GROUP, INC.

(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**52-1736882** (I.R.S. Employer Identification No.)
50 Public Square, 3500 Terminal Tower, Cleveland, Ohio (Address of principal executive offices)	**44113-2204** (Zip Code)

216-781-0083

Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark if the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☒ No ☐

The aggregate market value of Common Stock, par value $.01 per share, held by non-affiliates (based upon the closing sale price on the NYSE) on March 14, 2003 and June 30, 2002 was approximately $226 million and $1.75 billion, respectively.

As of March 10, 2003 there were 28,354,804 shares of Common Stock, par value $.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement for the annual meeting of stockholders to be held on May 6, 2003 are incorporated by reference.

Table of Contents

PART I

Item 1. Business

General

OM Group, Inc. (the Company), through its operating subsidiaries, is a leading, vertically integrated international producer and marketer of value-added, metal-based specialty chemicals and related materials. More than 625 different product offerings are supplied for diverse applications to more than 30 major industries. Typically, the Company's products represent a small portion of the customer's total cost of manufacturing or processing, but are critical to the customer's product performance. The Company operates in three business segments: base metal chemistry, precious metal chemistry and metal management.

Base metal chemistry products are predominantly produced from cobalt, nickel and copper and are generally categorized as organics, inorganics, powders and metals. Organics are essential components in numerous complex chemical and industrial processes, and are used in many end markets, such as coatings, custom catalysts, liquid detergents, lubricants and fuel additives, plastic stabilizers, polyester promoters and adhesion promoters for rubber tires. Inorganics are used in a wide variety of end products including catalysts, colorants, rechargeable batteries, petroleum additives, magnetic media and metal finishing agents. High specification metal powders have several important characteristics that make them essential components in cemented carbides for mining and machine tools, diamond tools used in construction, rechargeable batteries, and alloyed materials for automotive, electronics, transportation and catalyst applications. Metal products are important components in stainless steel, alloy and plating applications.

Precious metal chemistry products are predominantly produced from platinum, palladium, rhodium (collectively platinum group metals), gold and silver and are used in a variety of applications for automotive catalysts, fuel cells, fuel processing catalysts, chemical catalysts, electronics packaging, electroplating products, jewelry products and glass manufacturing for high-definition televisions.

The metal management segment acts as a metal sourcing operation for both the Company's operations and customers, primarily procuring precious metals. The metal management segment centrally manages metal purchases and sales by providing the necessary precious metal liquidity, financing and hedging for the Company's other businesses.

During the fourth quarter of 2002, the Company recorded restructuring and other unusual charges related to its continuing operations of $209.1 million ($174.4 million after-tax, or $6.16 per diluted share). The primary objectives of the restructuring plan are to de-leverage the balance sheet, focus on cash generation and restore profitability in certain of the Company's businesses that have been impacted by the weak economy as well as a sustained decline in the market price of cobalt. Specific actions taken to date to accomplish these objectives include development of plans to sell certain non-core businesses; closure of certain non-core facilities; headcount reductions of approximately 550 positions worldwide; review and renegotiation of certain raw material and other contracts to reduce costs in light of changing metal prices and business conditions; liquidation of certain inventories in the fourth quarter to generate cash; reduction of base metal inventory levels and production; and a re-alignment of the management team. The Company will incur additional charges of $5-$10 million related to this program in the first quarter of 2003 as these actions are completed. In connection with the restructuring plan, the Company also recorded charges of $120.6 million, with no tax benefit ($4.30 per diluted share), in discontinued operations primarily associated with the planned disposal of these assets.

Also during the fourth quarter, in connection with the restructuring program, the Company amended the terms and conditions of its senior credit facilities. The amendment modifies certain financial covenants, converts $100 million of the $325 million revolving credit facility to a term loan maturing in 2006, and outlines cash proceeds that the Company is required to generate from asset sales in 2003 (See Note G).

On November 14, 2002, the Company announced that, in connection with its restructuring program, it is seeking a financial partner or partners for its precious metal chemistry business. The process of identifying an appropriate partner has continued into 2003.

At September 30, 2002, the Company recorded a non-cash charge of $108.2 million ($93.7 million after-tax, or $3.31 per diluted share) to write-down inventories to the lower of cost or market in accordance with generally accepted accounting principles. The charge was taken due to the following factors: (1) based upon the sustained low level of cobalt market pricing, the Company's outlook for the market price of cobalt changed from a range of $9.00-$10.00 per pound by the end of 2002, to a range of $6.00-$7.00 per pound through 2003; (2) the decision to reduce cobalt production in the fourth quarter of 2002, which was driven in part by a major supplier's (Luiswishi) announcement in late October that they would shut-down their cobalt mine indefinitely; and (3) the Company's corresponding decision to start liquidating cobalt inventories to generate cash.

On August 10, 2001, the Company acquired dmc^2 Degussa Metals Catalysts Cerdec (dmc2) for a purchase price of approximately $1.102 billion, including cash acquired and related transaction costs. dmc^2 is a worldwide provider of metal-based functional materials for a wide variety of end markets. The acquisition of dmc^2 was financed through a combination of debt and equity and the sale of certain assets. On September 7, 2001 the Company completed the disposition of the electronic materials, performance pigments, glass systems and Cerdec ceramics divisions of dmc^2 for a cash purchase price of $525.5 million, including interest.

Business information, including reportable segment and geographic data, is contained in Note Q on pages 43 through 46 of this report.

Competition

The Company encounters a variety of competitors in each of its product lines, but no single company competes with the Company across all of its existing product lines. The Company believes that its focus on metal-based specialty chemicals and related materials as a core business is an important competitive advantage. Competition in these markets is based primarily on product quality, supply reliability, price, service and technical support capabilities.

The Company is generally able to pass through to its customers increases and decreases in raw material prices by increasing or decreasing, respectively, the prices of its products. The degree of profitability of the Company depends, in part, on the Company's ability to maintain the differential between its product prices and raw material prices. The timing and amount of such adjustments in its product prices depends upon the type of product sold, market demand and the inventories and market share positions of the Company and its competitors. The Company also undertakes to offset the effect on profitability of changes in prices of metals used through various hedging activities.

Customers

The Company serves over 1,700 customers. During 2002, approximately 62% of the Company's net sales were to customers in Europe, 28% were to customers in the Americas and 10% were to customers in Asia-Pacific.

While customer demand for the Company's products is generally non-seasonal, supply/demand and price perception dynamics of key raw materials do periodically cause customers to either accelerate or delay purchases of the Company's products, generating short-term results that may not be indicative of longer-term trends. Sales to one customer in the base metal chemistry segment were approximately 13% of segment net sales in 2002. Sales to three customers in the precious metal chemistry segment were approximately 41% of segment net sales in 2002.

Raw Materials

The primary raw materials used by the Company in manufacturing its products are cobalt, nickel, copper, platinum, palladium, rhodium, gold and silver, which are either purchased, leased or provided by its customers on consignment for processing. The cost of the Company's raw materials fluctuates due to actual or perceived changes in supply and demand and changes in availability from suppliers.

The Company's supply of cobalt historically has been sourced primarily from the Democratic Republic of Congo (DRC), Australia, Finland and Zambia. During 2002, the market price of cobalt remained at extremely low levels of $6.00-$7.00 per pound relative to historically higher prices of $10.00-$30.00 per pound, due primarily to excess worldwide supply relative to declining demand for cobalt metal caused by weak business conditions worldwide. This sustained depression in the cobalt market price has led to a deterioration in the profitability of the Company's cobalt business. During the fourth quarter of 2002, as noted above, one of the Company's main cobalt suppliers announced that it would shut-down its refinery indefinitely.

Nickel historically has been sourced primarily from Australia and Brazil. In December 2001, the Company purchased a nickel refining facility in Australia, which provides the Company with direct access to 8,000 tons of nickel per year. The market price of nickel has increased during 2002, with prices ranging from $2.63 to $3.35 per pound during the year. The Company currently has supply arrangements in place for approximately 90% of its projected nickel raw material needs for 2003 and 2004.

Platinum group metals used by the Company (primarily platinum, palladium and rhodium) historically have been sourced from South Africa and, to a lesser extent, from Russia and Canada. Gold and silver are worldwide commodities with diverse supply sources. Market prices for platinum and gold increased significantly during 2002, while market prices for palladium and rhodium have declined.

Although the Company has never experienced a significant shortage of raw materials, production problems and political and civil instability in certain supplier countries may in the future affect their supply and market price. The Company attempts to mitigate changes in prices and availability by entering into long-term supply contracts with a variety of producers. The Company does not anticipate any substantial interruption in its raw materials supply that would have a material adverse effect on the Company's operations.

Research and Development

The Company's research and new product development program is an integral part of its business. Research and development focuses on adapting proprietary technologies to develop new products and working with customers to meet their specific requirements, including joint development arrangements with customers that involve innovative products. New products include new chemical formulations, metal-containing compounds, and concentrations of various components and product forms. Research and development, applied technology and technical service expenses of continuing operations were approximately $56.7 million for 2002, $23.7 million for 2001 and $7.6 million for 2000. Expenses for research and development have increased due primarily to the acquisition of the precious metals operations. In connection with the Company's restructuring program, expenditures for research and development are expected to decline slightly in 2003.

The Company's research staff of approximately 420 full time persons conducts research and development for its continuing operations at its laboratories located in Cleveland, Ohio; Westlake, Ohio; Auburn Hills, Michigan; Kokkola, Finland; Hanau, Germany; Schwäbisch-Gmünd, Germany; and Himeji, Japan. The Company's Kokkola facility also maintains a research agreement with Outokumpu Research Oy.

Patents and Trademarks

The Company holds approximately 1,292 patents and in addition has 969 pending patent applications relating to the manufacturing, processing and use of metal-organic and metal-based compounds. Specifically, the majority of these patents cover proprietary technology for base and precious metal refining, automotive catalysts, fuel cells, metal and metal oxide powders, catalysts and metal-organic compounds. In addition, the Company has the right to use, and in certain instances license and sell, technology covered by approximately 55 patents in related areas. The Company does not consider any single patent or group of patents to be material to its business as a whole.

Environmental Matters

The Company is subject to a wide variety of environmental laws and regulations in the United States and in foreign countries as a result of its operations and use of certain substances that are, or have been, used, produced or discharged by its plants. In addition, soil and/or groundwater contamination presently exists and may in the future be discovered at levels that require remediation under environmental laws at properties now or previously owned, operated or used by the Company.

Environmental compliance costs related to continuing and discontinued operations were approximately $12.0 million and $1.1 million in 2002, respectively. Ongoing expenses include costs relating to waste water analysis and disposal, hazardous and non-hazardous solid waste analysis and disposal, sea water control, air emissions control, soil and groundwater clean-up and monitoring and related staff costs. The Company anticipates that it will continue to incur costs and make expenditures at moderately increasing levels for the foreseeable future as environmental laws and regulations are becoming increasingly stringent.

The Company also incurred capital expenditures of approximately $9.8 million at its continuing operations in 2002 in connection with environmental compliance. The Company anticipates that capital expenditure levels for these purposes will increase to approximately $11.3 million in 2003, as it continues to modify certain processes that may have an environmental impact.

Due to the ongoing development and understanding of facts and remedial options and due to the possibility of unanticipated regulatory developments, the amount and timing of future environmental expenditures could vary significantly from those currently anticipated. Although it is difficult to quantify the potential impact of compliance with or liability under environmental protection laws, based on presently available information, the Company believes that its ultimate aggregate cost of environmental remediation as well as other legal proceedings arising in the normal course of business, will not result in a material adverse effect upon its financial condition or results of operations.

Employees
At December 31, 2002, the Company had 4,592 full-time employees, of which 1,120 were located in the Americas, 2,577 in Europe, 538 in Africa and 357 in Asia-Pacific. The Company believes relations with its employees are good.

Africa. Employees at the Company's production facilities in Lubumbashi, DRC are non-unionized. Employees at the Port Elizabeth, South Africa facility are members of the Chemical Energy Paper and Printing Allied Workers' Union and the applicable union agreement has an indefinite term.

Americas. Employees at the Company's production facilities in Burlington, Canada; South Plainfield, New Jersey; and Franklin, Pennsylvania are non-unionized. Employees at the Belleville, Canada facility are members of the Communications, Energy and Paperworkers Union of Canada. The current Belleville union agreement has a term of five years expiring in May 2003. Hourly employees at the Calvert City facility are members of the Paper, Allied Industrial, Chemical, Energy Workers' International Union. The current Calvert City union agreement expires in January 2004. Salaried employees at that facility are non-unionized. Employees at the facilities in Guarulhos, Americana and Manaus, Brazil are members of either the Metalworkers' Union or of the Chemical Workers' Union. The terms of these agreements are valid for one year and expire in October 2003 in Guarulhos and Americana, and in August 2003 in Manaus. Employees at the facility in Buenos Aires, Argentina are members of the Union Obrera Metalurgica. The terms of the Buenos Aires agreement do not provide for an expiration date and the agreement may be terminated by the Company at any time.

Asia Pacific. Employees at the Company's production facilities in Himeji, Japan; Onsan, Korea; Kuching, Malaysia; Bangkok, Thailand; and Kalgoorlie, Australia are non-unionized.

Europe. Employees at the Company's production facilities in Vienna, Austria; Vincenza, Italy; and Amsterdam, Netherlands are non-unionized. Employees at the Company's facilities in Harjavalta, Finland and Kokkola, Finland are members of several national workers' unions under various union agreements. Generally, these union agreements have two-year terms. Employees at the Karlskoga, Sweden facility are members of industrial employees' and workers' unions with three-year terms, expiring in March 2004. Employees at the Company's Hanau, Rheinfelden, Pforzheim and Schwäbisch-Gmünd, Germany, are members of several national workers' unions. At these facilities, general working conditions are set forth in long-term agreements, whereas wage agreements usually are negotiated annually between the unions and the employers' associations. Employees at our facilities in Manchester, England are members of various trade unions under a recognition agreement. This recognition agreement has an indefinite term.

Item 2. Properties

The Company believes that its plants and facilities, which are of varying ages and of different construction types, have been satisfactorily maintained, are in good condition, are suitable for the Company's operations and generally provide sufficient capacity to meet the Company's production requirements. The land on which the Kokkola, Finland; Harjavalta, Finland; Hanau, Germany; Singapore; and Karlskoga, Sweden plants are located is leased under agreements with varying expiration dates. Otherwise, the land associated with the Company's manufacturing facilities is owned by the Company.

The Company's Kokkola, Finland production facility (KCO) is situated on property owned by Outokumpu Zinc Oy. KCO and Outokumpu Zinc Oy share certain physical facilities, services and utilities under agreements with varying expiration dates. Utilities and raw material purchase assistance contracts provide that KCO jointly purchase with, or pay a fee to, affiliates of Outokumpu Oy for assistance in negotiating contracts and securing bulk quantity discounts. The Company's Harjavalta, Finland production facility is situated on land owned by Outokumpu Harjavalta Metals Oy. The Harjavalta, Finland facility also shares certain physical facilities and has contracts in place for waste disposal, tolling, utilities, laboratory services and raw material supply with varying expiration dates.

Information regarding the Company's primary offices, research and product development and manufacturing facilities, excluding discontinued operations, is set forth below:

Location	Segment	Facility Function*	Approximate Square Feet	Leased/Owned
Africa:				
Lubumbashi, DRC	Base Metal	M	116,000	joint venture (55%)
Port Elizabeth, South Africa	Precious Metal	M	181,800	joint venture (55%)
Americas:				
Cleveland, Ohio	Base Metal	A, R, W	51,400	leased
Westlake, Ohio	Base Metal	A, R	35,200	owned
Belleville, Ontario	Base Metal	M	38,000	owned
Franklin, Pennsylvania	Base Metal	M	331,500	owned
Burlington, Canada	Precious Metal	M	165,000	owned
South Plainfield, NJ	Precious Metal; Metal Management	M	71,400	owned/leased
Auburn Hills, MI	Precious Metal	R, A	138,400	owned
Calvert City, Kentucky	Precious Metal	M	30,900	joint venture (50%)
Manaus, Brazil	Precious Metal	M	132,500	owned
Americana, Brazil	Precious Metal	M	290,600	owned
Sao Paulo, Brazil	Precious Metal	M	215,400	owned/leased

Location	Segment	Facility Function*	Approximate Square Feet	Leased/Owned
Asia-Pacific:				
Kalgoorlie, Australia	Base Metal	M	294,400	owned
Tokyo, Japan	Base Metal	A	2,300	leased
Kuching, Malaysia	Base Metal	M, A	25,000	owned
Taipei, Taiwan	Base Metal	A	4,000	leased
Bangkok, Thailand	Base Metal	M, A	107,400	owned
Bangkok, Thailand	Precious Metal	M	18,200	leased
Singapore	Base Metal; Precious Metal	M, A	4,700	leased
Himeji, Japan	Precious Metal	M, R	48,200	joint venture (50%)
Onsan, Korea	Precious Metal	M	89,500	joint venture (50%)
Europe:				
Manchester, England	Base Metal	M	73,300	owned
Espoo, Finland	Base Metal	A	3,000	leased
Harjavalta, Finland	Base Metal	M, A	591,000	owned
Kokkola, Finland	Base Metal	M, A, R	470,000	owned
Hanau, Germany	Precious Metal; Metal Management	M, A, R	1,643,400	owned/leased
Pforzheim, Germany	Precious Metal	M, A	196,300	owned/leased
Rheinfelden, Germany	Precious Metal	M	131,200	owned
Schwäbisch-Gmünd, Germany	Precious Metal	M, R	276,200	owned
Karlskoga, Sweden	Precious Metal	M	123,700	leased
Amsterdam, Netherlands	Precious Metal	M	38,900	owned
Vienna, Austria	Precious Metal	M	107,900	owned
Vincenza, Italy	Precious Metal	M	31,900	owned

* M — Manufacturing; A — Administrative; R — Research and Development; W — Warehouse

Item 3. Legal Proceedings

Manufacturers of specialty chemical products, including the Company, are subject to various legal and administrative proceedings incidental to such business. In the opinion of the Company, disposition of all suits and claims should not in the aggregate have a material adverse effect on the Company's business or financial position.

In November 2002, the Company received notice that shareholder class action lawsuits (Sheth v. OM Group, Inc., et al., United States District Court, Northern District of Ohio, Eastern Division, No. 1:02CV2163, Filed November 1, 2002; Rischitelli v. OM Group, Inc., et al., United States District Court, Northern District of Ohio, Eastern Division, No. 1:02CV2189, Filed November 7, 2002) were filed against it related to a decline in the Company's stock price after the third quarter 2002 earnings announcement. The lawsuits allege virtually identical claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and SEC Rule 10b-5 against the Company, its Chairman and Chief Executive Officer, its Chief Financial Officer and its Board of Directors. Plaintiffs seek damages in an unspecified amount to compensate persons who purchased the Company's stock at various dates between November 2001 and October 2002 at allegedly inflated market prices. While the ultimate outcome of this litigation cannot be determined at this time, management believes that these matters will not have a material adverse effect upon the Company's financial condition or results of operations. In addition, the named executive officers, the Board of Directors and the Company have Directors & Officers and Corporate Liability Insurance available for such matters.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of the Company's 2002 fiscal year.

Executive Officers of the Registrant

There is set forth below the name, age, positions and offices held by each of the Company's executive officers as of March 10, 2003, as well as their business experience during the past five years. Years indicate the year the individual was named to the indicated position.

James P. Mooney — 55
- Chairman and Chief Executive Officer, 1994

Thomas R. Miklich — 55
- Chief Financial Officer, May 2002
- Director, OM Group, Inc., 1993 – May 2002
- Chief Financial Officer, General Counsel and Corporate Secretary, Invacare Corporation, 1993 – May 2002

Michael J. Scott — 52
- Chief Administrative Officer, 2002
- Vice President, Secretary and General Counsel, 1991

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

The information relating to the recent price and dividend history of the Company's Common Stock is contained in Note S on page 55 of this report. Information relating to restrictions on dividends is contained in Note G on page 33 of this report. The Company's Common Stock is traded on the New York Stock Exchange. As of March 10, 2003, the Company had approximately 1,900 shareholders.

The Company makes available free of charge, through its website (www.omgi.com), its reports on Form 10-K, 10-Q and 8-K as soon as practicable after such material is electronically filed with the Securities and Exchange Commission.

Equity Compensation Plan Information

The following table sets forth information concerning the Company's equity compensation plans. The figures shown are for the year ended December 31, 2002.

	Number of Securities to be Issued Upon Exercise of Outstanding Options	Outstanding Options Exercise Price of Weighted-Average	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved by the Shareholders	1,596,561	$40.31	1,317,300
Equity Compensation Plans Not Approved by the Shareholders	0	0	0

Item 6. Selected Financial Data

(in millions, except per share data)	Year Ended December 31, 2002	2001	2000	1999	1998
Income Statement Data:					
Net sales	$4,909.4	$2,236.9	$ 726.7	$ 360.1	$388.5
Cost of products sold	4,530.0	1,919.8	545.0	233.5	279.5
Cost of products sold — write-down of inventories	108.2				
Gross profit	271.2	317.1	181.7	126.6	109.0
Selling, general and administrative expenses	245.8	136.7	47.7	39.3	38.7
Restructuring and other unusual charges	162.7				
Income (loss) from operations	(137.3)	180.4	134.0	87.3	70.3
Other expense — net	(67.5)	(54.3)	(34.5)	(15.7)	(12.4)
Income (loss) from continuing operations	(198.3)	90.4	72.9	52.0	41.6
Income (loss) from discontinued operations	(129.6)	(10.2)	(1.4)	3.8	6.8
Extraordinary item		(4.6)			
Net income (loss)	$ (327.9)	$ 75.6	$ 71.5	$ 55.8	$ 48.4
Basic earnings per common share:					
Continuing operations	$ (7.07)	$ 3.76	$ 3.05	$ 2.19	$ 1.82
Discontinued operations	(4.62)	(0.42)	(0.06)	0.16	0.29
Extraordinary item		(0.19)			
Net income (loss)	$ (11.69)	$ 3.15	$ 2.99	$ 2.35	$ 2.11
Diluted earnings per common share:					
Continuing operations	$ (7.07)	$ 3.70	$ 3.00	$ 2.14	$ 1.77
Discontinued operations	(4.62)	(0.42)	(0.05)	0.16	0.28
Extraordinary item		(0.19)			
Net income (loss)	$ (11.69)	$ 3.09	$ 2.95	$ 2.30	$ 2.05
Dividends declared and paid per common share	$ 0.42	$ 0.52	$ 0.44	$ 0.40	$ 0.36
Ratio of Earnings to Fixed Charges	—	2.5x	2.8x	3.7x	5.0x
Balance Sheet Data:					
Total assets	$2,339.1	$2,525.9	$1,357.5	$1,012.5	$870.7
Long-term debt (excluding current portion)	1,187.7	1,300.5	551.1	384.9	310.0

In 2002, cost of products sold includes a restructuring charge of $46.4 million. Also, in connection with its restructuring program, the Company recorded charges of $120.6 million in discontinued operations primarily associated with the planned disposal of these assets.

In 2002, earnings were inadequate to cover fixed charges by $209.4 million.

Net income for 1998 through 2001 includes goodwill amortization expense of approximately $6 million per year, as discussed further in Note F. Goodwill amortization ceased in 2002 in connection with the adoption of Statement of Financial Accounting Standards (SFAS) No. 142.

On August 10, 2001 the Company acquired dmc^2 Degussa Metals Catalysts Cerdec (dmc^2) for a purchase price of approximately $1.102 billion, including cash acquired and related transaction costs. On September 7, 2001 the Company disposed of the electronic materials, performance pigments, glass systems and Cerdec ceramics divisions of dmc^2 for $525.5 million (See Note D).

On April 4, 2000 the Company acquired Outokumpu Nickel Oy (OKN) for a purchase price of $204.6 million, including related financing and transaction costs (See Note D).

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion and analysis of financial condition and results of operations should be read in conjunction with the financial statements of the Company and the notes thereto appearing elsewhere in this Annual Report.

Set forth below is summary consolidated information of the Company for the years ended December 31, 2002, 2001 and 2000.

(Millions of dollars)	Year Ended December 31, 2002	2001	2000
Income Statement Data:			
Net sales	$4,909.4	$2,236.9	$726.7
Cost of products sold	4,530.0	1,919.8	545.0
Cost of products sold — write-down of inventories	108.2		
Gross profit	271.2	317.1	181.7
Selling, general and administrative expenses	245.8	136.7	47.7
Restructuring and other unusual charges	162.7		
Income (loss) from operations	(137.3)	180.4	134.0
Other expense — net	(67.5)	(54.3)	(34.5)
Income (loss) from continuing operations	(198.3)	90.4	72.9
Income (loss) from discontinued operations	(129.6)	(10.2)	(1.4)
Extraordinary item		(4.6)	
Net income (loss)	$ (327.9)	$ 75.6	$ 71.5

Results of Operations

Overview

During 2002, the markets served by the Company, and the price of certain key metals used by the Company, weakened in comparison to prior year levels, reflecting the overall softness in the global economy. Several key markets served by the base metal chemistry segment were particularly weak, which has also depressed the price of cobalt for an extended period of time. Accordingly, at September 30, 2002, the Company recorded a charge to adjust its inventories to the lower of cost or market, based primarily upon management's revised expectation that the price of cobalt would remain depressed throughout 2003 and the strategic decision to begin liquidating on-hand inventories during the fourth quarter.

Further, during the fourth quarter of 2002, the Company recorded restructuring and other unusual charges related to its continuing operations of $209.1 million. The primary objectives of the restructuring plan are to de-leverage the balance sheet, focus on cash generation and create efficiencies within the organization as a result of deterioration in certain of the Company's businesses, primarily due to the sustained decline in the market price of cobalt and its impact on profitability. Specific actions taken to date to accomplish these objectives include development of plans to sell certain non-core businesses; closure of certain non-core facilities; headcount reductions of approximately 550 positions worldwide; review and renegotiation of certain raw material and other contracts to reduce costs in light of changing metal prices and business conditions; liquidation of certain inventories in the fourth quarter to generate cash; reduction of base metal inventory levels and production; and a re-alignment of the management team. The Company will incur additional charges related to this program in the first quarter of 2003 as these actions are completed.

In connection with the restructuring plan, certain businesses previously associated with the base metal chemistry segment were identified as discontinued operations. The Company plans on selling the copper powders business

(SCM) located in Research Triangle Park, North Carolina and Johnstown, Pennsylvania. The sale of this business is expected to be completed by June 30, 2003. In addition, manufacturing facilities in St. George, Utah (tungsten reclamation/cobalt recycling); Midland, Michigan (tungsten carbide fine powders) and Newark, New Jersey (electroless nickel) have been closed or discontinued. These operations have been presented as discontinued operations for all periods presented. The 2002 results for discontinued operations include a charge of $120.6 million associated with the planned disposal of these assets.

2002 Compared to 2001 — Continuing Operations

Net sales for 2002 were $4.9 billion compared to $2.2 billion in 2001 primarily due to the acquisition of dmc^2 in August 2001, higher physical volumes in the base metal chemistry segment and an increase in the Company's nickel product sales prices due to higher nickel market prices; all partially offset by a decline in the Company's cobalt product sales prices due to lower cobalt market prices.

During 2002, the Company recorded restructuring charges related to inventories of $46.4 million as a result of decisions made in the fourth quarter to exit certain product lines, decrease production throughput at several base metal facilities, and the sale of a higher percentage of certain commodity products to generate cash. These charges are included in Cost of Products Sold in the Statement of Consolidated Operations. At September 30, 2002, the Company recorded a non-cash charge of $108.2 million to write-down inventories to the lower of cost or market in accordance with generally accepted accounting principles. The charge was taken due to the following factors: (1) based upon the sustained low level of cobalt market pricing, the Company's outlook for the market price of cobalt changed from a range of $9.00-$10.00 per pound by the end of 2002, to a range of $6.00-$7.00 per pound through 2003; (2) the decision to reduce cobalt production in the fourth quarter of 2002, which was driven in part by a major supplier's announcement in late October that they would shut-down their cobalt mine indefinitely; and (3) the Company's corresponding decision to start liquidating cobalt inventories to generate cash.

Before the inventory charges, gross profit increased to $425.8 million in 2002, a 34.3% increase from 2001. The increase in gross profit was primarily the result of the full year impact of the results of dmc^2 in 2002 compared to five months in 2001, and a $12.0 million reduction in raw material costs in the base metal segment due to price concessions from a supplier and settlement of issues related to the purchase of Outokumpu Nickel Oy in 2000. These positive factors were partially offset by the negative impact of the low cobalt market price, and a related shift in product mix to a higher percentage of commodity cobalt products with lower profitability. During 2002, the sale of certain commodity cobalt products generated losses. Cost of products sold increased to 92.3% of net sales for the year ended 2002 from 85.8% of net sales in 2001 as a result of the acquisition of dmc^2 with its high cost of precious metals relative to revenues, as well as the deterioration in profitability of the cobalt business due to lower market prices and shift in product mix.

Selling, general and administrative expenses increased to $245.8 million in 2002 from $136.7 million in 2001, resulting primarily from the dmc^2 acquisition and general increases in administrative costs due to the Company's growth. However, during 2002, selling, general and administrative expenses decreased to 5.0% of net sales compared to 6.1% in 2001 due to the impact of the precious metals business with its proportionately lower expenses compared to revenues.

During 2002, the Company recorded restructuring and other unusual charges of $162.7 million. These charges primarily related to headcount reductions, costs associated with plant closings and asset write-downs, including goodwill impairment.

Other expense-net was $67.5 million in 2002 compared to $54.3 million in 2001 due primarily to increased interest expense associated with the additional debt to finance the dmc^2 acquisition.

Before total unusual charges of $317.3 million ($268.1 million after-tax, or $9.56 per diluted share), income taxes as a percentage of income before income taxes increased to 27.9% in 2002 from 25.2% in 2001. The higher effective tax rate was due primarily to losses in the United States with no corresponding tax benefit. The Company's overall tax rate reflects the relatively low statutory tax rate in Finland (29%), and the benefit of tax holidays in Malaysia, Brazil and South Africa.

The extraordinary item of $4.6 million in 2001 is the after-tax write-off of fees due to the retirement in December 2001 of the bridge loan used to finance the acquisition of dmc^2.

Net loss for 2002 was $327.9 million compared to net income of $75.6 million in 2001, primarily due to the aforementioned factors.

Base metal chemistry segment — The base metal chemistry segment includes the cobalt, nickel and other base metal chemistry manufacturing businesses, which comprised the historical businesses of the Company prior to the acquisition of dmc^2, excluding the copper powders and other businesses now classified as discontinued operations.

The following information summarizes market prices of the primary raw materials used by the base metal chemistry segment:

	Market Price Ranges per Pound Year Ended December 31,	
	2002	2001
Cobalt — 99.3% Grade	**$6.10 to $8.45**	$6.54 to $12.35
Nickel	**$2.63 to $3.35**	$2.04 to $ 3.35
Copper	**$0.66 to $0.78**	$0.61 to $ 0.85

The following information summarizes the physical volumes of products sold by continuing operations of the base metal chemistry segment:

	2002	2001	Percentage Change
Products Sold (*millions of pounds*):			
Organics	**91.1**	74.1	22.9%
Inorganics	**88.8**	85.5	3.9%
Powders	**8.6**	7.2	19.4%
Metals	**101.3**	88.6	14.3%
Total	**289.8**	255.4	13.5%

Before restructuring and other unusual charges of $273.4 million, operating profit for the year ended December 31, 2002 was $110.6 million compared to $165.9 million in 2001. The decline was primarily the result of the negative impact of the low cobalt market price, which principally impacts the refining aspects of the base metal business, and a related shift in product mix to a higher percentage of commodity cobalt products with low profitability. The decline was also due to higher costs related to the Company's nickel operations. In addition, sales of certain commodity products in 2002 resulted in operating losses at the then-current market price. This negative impact was partially offset by a $12.0 million reduction in raw material costs due to price concessions from a supplier and settlement of issues related to the purchase of Outokumpu Nickel Oy in 2000. Net sales were $717.3 million, an increase of 8.2%. This increase resulted principally from the overall increase in physical sales volumes of 13.5% and higher selling prices for nickel products due to the increase in the nickel market price compared to 2001. This increase was partially offset by lower selling prices for cobalt products due to the decline in the cobalt market price compared to the same period in 2001.

Precious metal chemistry segment — The precious metal chemistry segment includes the platinum group and other precious metals manufacturing businesses that were acquired in the dmc^2 acquisition in August 2001. This segment develops, produces and markets a variety of products, predominantly from platinum group metals such as platinum, palladium, rhodium, and other precious metals such as gold and silver. This segment also offers a variety of refining and processing services to users of precious metals. The primary contributor to the profitability of this segment is the Company's automotive catalyst business.

Before restructuring charges of $17.1 million, operating profit for the year ended December 31, 2002 was $84.0 million, compared to $28.1 million in 2001. The increase is due to a full year contribution of this segment in 2002 compared to five months in 2001, increased profitability in the autocatalyst business and the impact of the strengthening euro against the US dollar.

Net sales were $1.5 billion in 2002 compared to $584.9 million in 2001, due to a full year contribution of this segment in 2002 compared to five months in 2001.

Metal management segment — The metal management segment also was acquired in the dmc^2 acquisition. This segment serves as a metal sourcing operation for the Company's other segments and non-affiliated customers, primarily procuring platinum group metals, and other precious metals such as gold and silver. Metal management centrally manages metal purchases and sales by providing the necessary precious metal liquidity, financing and hedging for the Company's other businesses.

Operating profit for the year ended December 31, 2002 was $11.1 million, compared to $10.1 million for the five-month period in 2001. On a comparative basis considering the August 2001 acquisition, the decline in operating profit is due primarily to the decision to allocate less capital to this unit for trading activities, increased general and administrative costs and generally lower volatility of precious metal prices during 2002 compared to the 2001 period.

Net sales were $2.9 billion in 2002 compared to $1.1 billion in 2001, due primarily to a full year contribution of this segment in 2002 compared to five months in 2001.

2001 Compared to 2000 — Continuing Operations

The year 2001 was a transition year for the Company given that in August it acquired dmc^2, a company substantially larger than itself in terms of sales, facilities, and personnel. The strong performance of dmc^2's auto catalyst and metal management businesses, particularly in Europe, offset weakness in the Company's base metal business compared to 2000 in the second half of the year.

Net sales for 2001 were $2.2 billion compared to $726.7 million in 2000 primarily due to the acquisition of dmc^2, partially offset by a decline in the Company's base metal chemistry segment due to weak global economic conditions and lower metal prices.

Gross profit increased to $317.1 million in 2001, a 74.5% increase from 2000. The increase in gross profit was primarily the result of the acquisition of dmc^2, partially offset by a decline in the Company's base metal chemistry segment due to weak global economic conditions and lower metal prices. Cost of products sold increased to 85.8% of net sales for the year ended 2001 from 75.0% of net sales in 2000 as a result of the acquisition of dmc^2 with its high cost of precious metals relative to revenues.

Selling, general and administrative expenses increased by $89.0 million in 2001 to $136.7 million, resulting primarily from the dmc^2 acquisition and general increases in administrative costs due to the Company's growth. Selling, general and administrative expenses also includes $1.8 million of expense for closure costs of the Ezanville, France carboxylate plant.

Other expense-net was $54.3 million in 2001 compared to $34.5 million in 2000 due primarily to increased interest expense on higher outstanding borrowings, primarily as a result of the dmc^2 acquisition.

Income taxes as a percentage of income before income taxes decreased to 25.2% in 2001 from 26.8% in 2000. The lower effective tax rate was due primarily to a tax holiday in Brazil and South Africa, related to businesses purchased as part of the dmc^2 acquisition.

The extraordinary item of $4.6 million in 2001 is the after-tax write-off of fees due to the retirement in December 2001 of the bridge loan used to finance the acquisition of dmc^2.

Net income for 2001 was $75.6 million, an increase of $4.1 million from 2000, primarily due to the aforementioned factors.

Base metal chemistry segment — The base metal chemistry segment includes the cobalt, nickel and other base metal chemistry manufacturing businesses, which comprised the historical businesses of the Company prior to the acquisition of dmc^2, excluding the copper powders and other businesses now classified as discontinued operations.

The following information summarizes market prices of the primary raw materials used by the base metal chemistry segment:

	Market Price Ranges per Pound Year Ended December 31,	
	2001	2000
Cobalt — 99.3% Grade	$6.54 to $12.35	$10.68 to $15.25
Nickel	$ 2.04 to $3.35	$ 3.25 to $ 4.75
Copper	$ 0.61 to $0.85	$ 0.75 to $ 0.92

The following information summarizes the physical volumes of products sold by continuing operations of the base metal chemistry segment:

	2001	2000	Percentage Change
Products Sold (*millions of pounds*):			
Organics	74.1	76.3	(2.9%)
Inorganics	85.5	96.8	(11.7%)
Powders	7.2	8.4	(14.3%)
Metals	88.6	42.2	110.0%
Total	255.4	223.7	14.2%

Operating profit for the year ended December 31, 2001 was $165.9 million compared to $154.0 million in 2000. The negative effects of global economic weakness across many industries and lower metal prices resulting in lower cobalt refinery profits were partially offset by the full impact in 2001 of the results of the Harjavalta nickel refinery, which was acquired in April 2000. Net sales were $662.6 million, a decline of 8.8%, resulting principally from lower prices, as cobalt, nickel and copper raw material market prices decreased compared to the same period in 2000. Physical sales volumes were up overall by 14.2% due to the full year impact of the Harjavalta nickel refinery operations.

Precious metal chemistry segment — The precious metal chemistry segment includes the platinum group and other precious metals manufacturing businesses that were acquired in the dmc^2 acquisition (the results of operations exclude the businesses divested in September 2001). This segment develops, produces and markets a variety of products, predominantly from platinum group metals such as platinum, palladium, rhodium, and other precious metals such as gold and silver. The primary contributor to the profitability of this segment is the Company's automotive catalyst business.

Net sales, subsequent to the date of the acquisition, were $584.9 million and were positively impacted by strong sales of auto catalysts in Europe. Operating profit for that period was $28.1 million.

Metal management segment — The metal management segment also was acquired in the dmc^2 acquisition. This segment serves as a metal sourcing operation for both the Company's other segments and nonaffiliated customers, primarily procuring platinum group metals such as platinum, palladium, rhodium, and other precious metals such as gold and silver. Metal management centrally manages metal purchases and sales by providing the necessary precious metal liquidity, financing and hedging for the Company's other businesses. Net sales, subsequent to the date of the acquisition, were $1.1 billion. Operating profit was $10.1 million for that period and was positively affected by the higher volatility of precious metal pricing at certain times during that period.

Liquidity and Capital Resources

During December 2002, in connection with its restructuring program, the Company amended its senior credit facilities, which were previously amended in June 2002. The amended facilities consist of a $225 million senior secured revolving facility (including a $10 million letter of credit sublimit) and $698 million of term loans. Utilization of the last $50 million of the revolving facility requires approval of two-thirds of the lending group. The revolving facility and the term loans bear interest at a rate of LIBOR plus 5% and mature on April 1, 2006, with a LIBOR floor of 1.75%. Unless net proceeds from asset sales are greater than $425 million, the applicable interest rate margin will increase by an additional 50 basis points at June 30, 2003, and by an additional 25 basis points each subsequent quarter thereafter through and including December 31, 2003. In addition, the interest rate margin will increase an incremental 25 basis points if, by March 31, 2003, the Company has not entered into a letter of intent for asset sales which would yield net proceeds of at least $350 million. The amendment requires the Company to generate a minimum amount of gross proceeds from assets sales or additional equity offerings of $75 million by June 30, 2003 and additional net proceeds of $350 million by December 31, 2003. The amendment prohibits payment of dividends and acquisitions of businesses, and modifies certain financial covenants in the prior agreement to make them less restrictive.

During the fourth quarter of 2002, the Company recorded restructuring charges of $310.5 million pertaining to continuing and discontinued operations and other unusual charges of $19.2 million to improve cash flow and profitability, and strengthen the balance sheet – primarily through reducing operating costs; closing unprofitable operations; selling non-core assets; reducing capital expenditures; and re-aligning the management team. These charges principally related to workforce reductions, plant closings, and asset write-downs, including goodwill. The cash portion of the restructuring charges is estimated to be approximately $38 million, with approximately $7 million paid out in 2002, $26 million to be paid in 2003 and $5 million thereafter. The Company expects that additional charges of $5-$10 million related to this program will be taken in the first quarter of 2003 as these actions are completed.

During April 2002, the Company completed the registration of a $400 million offering of 9.25% senior subordinated notes due 2011, originally issued on December 12, 2001 pursuant to Rule 144A of the Securities Act of 1933.

The Company's credit facilities include covenants that require the Company to reduce its debt in relation to total capital, and its debt in relation to earnings before interest, taxes, depreciation and amortization. The Company is in compliance with its debt covenants at December 31, 2002 and believes that it will have sufficient cash generated by operations and from divestitures to meet future covenant requirements through December 31, 2003. If the Company is unable to generate sufficient cash from operations and divestitures during 2003, the Company may be in default of its credit facilities, and the bank group may choose not to provide additional funding to the Company under the credit facilities. If that were the case, the Company might not have sufficient capital to meet the needs of the business. Under the existing credit agreements, certain financial covenants become more stringent each quarter, with the most stringent covenants applicable in the first quarter of 2004. Unless the Company's results of operations substantially improve during the next twelve months compared to the second half of 2002, the Company may need to renegotiate these covenants prior to March 31, 2004.

Cash provided by operations and through its credit facilities should also be sufficient to provide for future working capital and capital expenditure requirements. Subject to several limitations in its credit facilities, the Company may incur additional borrowings to finance working capital and certain capital expenditures, including, without limitation, the purchase of additional raw materials.

In November 2002, the Company's Board of Directors voted to suspend the quarterly cash dividend indefinitely.

The Company enters into precious metal leases (primarily gold and silver) that are consignment inventory arrangements under which banks provide the Company with precious metals for a specified period for which the Company pays a lease fee. During the fourth quarter of 2002, certain metal lease lines were cancelled; in January 2003, a portion of these lease lines were restored. The Company also leases out metals under similar arrangements to customers. The amounts of metal leases in and metal leases out at December 31 were $190.5 million and $50.8 million for 2002 and $276.1 million and $110.7 million for 2001, respectively.

Balance Sheet Review
During 2002, net working capital decreased due primarily to a reduction in inventory values associated with lower of cost or market and restructuring charges. Excluding the impact of these unusual charges, the Company's net working capital increased by approximately $103 million during 2002. This increase was primarily the result of the following:

- An increase in precious metal inventories of approximately $95 million due principally to the following factors: (1) increases in on-hand precious metal quantities; (2) an increase in the market price of gold and platinum, which more than offset decreased prices for palladium and rhodium; (3) cancellation of certain precious metal lease lines by financial institutions, which necessitated the purchase of additional metals to operate the business; and (4) the impact of the strengthening euro against the U.S. dollar during 2002. The increases for the precious metals business more than offset declining inventories at the Company's base metal chemistry facilities, as a result of the Company's stated objectives to decrease cobalt and nickel inventories during the fourth quarter of 2002 to raise cash and improve working capital. Actual reductions achieved in 2002 were approximately 1,100 tons of cobalt and 5,500 tons of nickel inventory.
- An increase in accounts receivable of approximately $29 million, due principally to increased sales in the fourth quarter of 2002 compared to the fourth quarter of 2001.
- A decrease from the sale of marketable securities of $39 million during 2002, the proceeds of which were used to repay outstanding long-term indebtedness.

Capital expenditures were $94 million in 2002 compared to $100 million in 2001. 2002 expenditures were primarily related to the construction of a nickel salts plant in Finland and capacity expansions at various precious metal chemistry locations. These capital expenditures were funded primarily through borrowings under the Company's revolving credit facility. Property, plant and equipment remained flat at $658 million during 2002, due primarily to capital expenditures and the impact of the strengthening euro against the U.S. dollar during 2002, offset by decreases due to depreciation expense and the finalization of the dmc^2 purchase price, which resulted in negative goodwill and a corresponding reduction in long-term assets (primarily property, plant and equipment). The Company anticipates that capital spending will approximate $60 million in 2003.

Long-term debt excluding current portion decreased to $1.2 billion in 2002 compared to $1.3 billion in 2001, due primarily to the Company's secondary equity offering of 4.025 million shares of common stock in January 2002, the net proceeds ($225.8 million) of which were used to repay outstanding indebtedness under the Company's credit facilities. This repayment was partially offset by additional borrowing to fund certain needs of the business during 2002, primarily related to capital expenditures and the purchase of raw materials.

Quantitative and Qualitative Disclosures About Market Risk
The Company, as a result of its global operating and financial activities, is exposed to changes in metal prices, interest rates and foreign currency exchange rates which may adversely affect its results of operations and financial position. In seeking to minimize the risks and/or costs associated with such activities, the Company manages exposures to changes in metal prices, interest rates and foreign currency exchange rates through its regular operating and financing activities, which include the use of derivative instruments.

The primary raw materials used by the Company in manufacturing its products are cobalt, nickel, copper, platinum, palladium, rhodium, gold and silver. The Company's supply of cobalt historically has been sourced primarily from the Democratic Republic of Congo (DRC), Australia, Finland and Zambia. Although the

Company has never experienced a significant shortage of cobalt raw material, production problems and political and civil instability in certain supplier countries may in the future affect their supply and market price. Nickel historically has been sourced primarily from Australia and Brazil. The Company currently has supply arrangements in place for approximately 90% of its projected nickel raw material needs for 2003 and 2004. Platinum group metals historically have been sourced from South Africa and, to a lesser extent, from Russia and Canada. Copper, gold and silver are worldwide commodities with diverse supply sources. The Company does not anticipate any substantial interruption in its raw materials supply that would have a material adverse effect on the Company's operations. If a substantial interruption should occur in supply from a primary source, there is no assurance that the Company would be able to obtain as much from other sources as would be necessary to satisfy the Company's requirements or at prices comparable to its current arrangements.

The Company is exposed to risks of metal price fluctuations with respect to its metal inventory and with respect to metal trading activities. The Company's metal inventories are partially protected from metal price fluctuations by pricing agreements with customers or, if necessary, by economically hedging this exposure through derivative financial instruments, such as forward and futures contracts. All of the Company's metal trading activities are carried out pursuant to defined exposure limits set by management.

The Company also attempts to mitigate changes in prices and availability by maintaining adequate inventories and long-term supply relationships with a variety of producers. The cost of raw materials fluctuates due to both actual and perceived changes in supply and demand. Generally, the Company is able to pass through to its customer's increases and decreases in raw material prices by increasing or decreasing, respectively, the prices of its products. The degree of profitability of the Company principally depends on the Company's ability to maintain the differential between its product prices and product costs, which principally impacts the refining aspects of the base metal business. Substantial, sustained reductions in the price of raw materials could also result in the Company's inventory carrying value being written down to a lower market value.

The Company is exposed to interest rate risk primarily through its borrowing activities. The Company predominantly utilizes U.S. dollar denominated borrowings to fund its working capital and investment needs. The majority of the Company's borrowings are in variable rate instruments. The Company enters into interest rate swap agreements to convert a portion of the variable rate instruments to fixed rate contracts over typically a three-year period. There is an inherent rollover risk for borrowings as they mature and are renewed at current market rates. The extent of this risk is not quantifiable or predictable because of the variability of future interest rates and business financing requirements (see Note G). The following table presents principal cash flows and related weighted-average interest rates by expected maturity dates of the Company's long term-debt.

	Expected Maturity Date							
	December 31, 2002					There-		Fair
(Thousands of dollars)	2003	2004	2005	2006	2007	after	Total	Value
Long-term debt,								
including current portion								
Fixed rate						$400,000	$400,000	$225,000
Average interest rate........						9.25%		
Variable rate	$ 6,750	$ 7,000	$ 7,000	$773,650	$ 0	$ 0	$794,400	$794,400
Average interest rate........	6.8%	6.8%	6.8%	6.7%				

	Expected Maturity Date							
	December 31, 2001					There-		Fair
(Thousands of dollars)	2002	2003	2004	2005	2006	after	Total	Value
Long-term debt,								
including current portion								
Fixed rate						$400,000	$400,000	$400,000
Average interest rate.........						9.25%		
Variable rate	$20,188	$26,938	$33,687	$40,438	$325,363	$474,081	$920,695	$920,695
Average interest rate.........	5.1%	5.1%	5.1%	5.1%	5.4%	5.1%		

In addition to the United States, the Company has manufacturing and other facilities in Africa, Canada, Europe and Asia-Pacific, and markets its products worldwide. Although most of the Company's raw material purchases and product sales are based on the U.S. dollar, prices of certain raw materials, liabilities for non-U.S. operating expenses and income taxes are denominated in local currencies. As such, in periods when certain currencies (particularly the euro) strengthen against the U.S. dollar, the Company's results of operations are negatively impacted. In addition, fluctuations in exchange rates may affect product demand and may adversely affect the profitability in U.S. dollars of products and services provided by the Company in foreign markets where payments for our products and services are made in the local currency. Accordingly, fluctuations in currency prices may affect the Company's operating results and net income. The acquisition of the operations of dmc^2 increased our exposure to fluctuations in foreign currency exchange rates, primarily the euro. In order to partially hedge the Company's balance sheet and transaction exposure to fluctuating rates, the Company enters into forward contracts to purchase and sell various currencies. Such transactions cannot, however, eliminate all of the risks associated with currency fluctuations.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company's management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements. In preparing these financial statements, management has made their best estimates and judgments of certain amounts included in the financial statements related to the critical accounting policies described below. The application of these critical accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

Revenue Recognition — Revenues are recognized when unaffiliated customers take title and assume ownership of products specified in their purchase agreements with the Company. Within the base metal and precious metal chemistry segments, revenue recognition generally occurs upon shipment of product or usage of consignment inventories. Metal management segment revenues are recognized upon shipment of product or usage of consignment inventory in the case of sales contracts; upon transfer of title under brokerage account transactions; and as earned over the lives of the respective contracts in the case of leasing arrangements. Sales and cost of products sold include the metal content of the product sold to customers if the metal has been supplied by the Company. Also included are purchases and sales of metal to third parties by the metal management segment whether or not the metal has been processed into a product. If a customer supplies the metal for processing, the metal content is not included in sales or cost of products sold. In October 2002, the Emerging Issues Task Force of the Financial Accounting Standards Board finalized Issue No. 02-03, which requires all gains and losses (realized and unrealized) on all derivative contracts for trading purposes to be presented on a net basis in the income statement. The Company has recorded certain metal trading activities on a gross basis, as is currently acceptable under generally accepted accounting principles. This consensus, which will be effective for the Company beginning January 1, 2003, will have no impact on gross profit or income from operations.

Inventories — The Company's inventories are principally stated at the lower of cost or market and valued using the last-in, first-out (LIFO) method except for precious metals trading inventory, which is carried at the current monetary value. The Company uses the LIFO method to better match the price it currently pays for its metal raw material with the selling prices it currently charges for its products. The balance sheet amounts of inventory reflect the quantities of metal in inventory, valued at purchased metal prices in the year LIFO was adopted and any subsequent year in which there was an incremental increase in quantities. In periods of sustained and significant raw material metal price declines, the calculated LIFO inventory value may exceed the amount the Company could realize on sale. In this case, the Company would record a lower of cost or market adjustment. During 2002, the Company recorded a non-cash charge of $108.2 million to write-down inventories to the lower of cost or market in accordance with generally accepted accounting principles. The charge was taken due to the following factors: (1) based upon the sustained low level of cobalt market pricing, the Company's outlook for the market price of cobalt changed from a range of $9.00-$10.00 per pound by the end of 2002, to a range of $6.00-

$7.00 per pound through 2003; (2) the decision to reduce cobalt production in the fourth quarter of 2002, which was driven in part by a major supplier's announcement in late October that they would shut-down their cobalt mine indefinitely; and (3) the Company's corresponding decision to start liquidating cobalt inventories to generate cash.

Long-lived assets — As a result of the adoption of SFAS No. 142 in 2002, goodwill must be reviewed at least annually for impairment, in accordance with the specified methodology. Further, goodwill, intangible and other long-lived assets are assessed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company generally invests in long-lived assets to secure raw material feedstocks, produce new products, or increase production capacity or capability. Because market conditions may change, future operating profits may be difficult to forecast. Furthermore, the assets and related businesses may be in different stages of development. If the Company determined that the future operating profits from these investments were not expected to exceed the carrying value of the investments, the Company would record an impairment charge. During 2002, in connection with the deterioration of the profitability of the Company's base metals business and the related restructuring actions, the Company determined that goodwill was impaired by $30.2 million. This charge, with no tax benefit, was recorded in the fourth quarter. In addition, at December 31, 2002, goodwill of approximately $5 million has been allocated to discontinued operations in accordance with SFAS No. 142.

Income taxes — Deferred income taxes are provided to recognize the effect of temporary differences between financial and tax reporting. Deferred income taxes are not provided for undistributed earnings of foreign consolidated subsidiaries, to the extent such earnings are reinvested for an indefinite period of time. The Company has significant operations outside the United States, where most of its pre-tax earnings are derived, and in jurisdictions where the statutory tax rate is lower than in the United States. The Company also has significant cash requirements in the United States to pay interest and principal on borrowings. As a result, significant tax and treasury planning and analysis of future operations are necessary to determine the proper amounts of tax assets, liabilities, and tax expense. The Company's tax assets, liabilities, and tax expense are supported by its best estimates and assumptions of its global cash requirements, planned dividend repatriations, and expectations of future earnings. Where the Company has determined that it is more likely than not that deferred tax assets will not be realized, a valuation allowance has been established. The valuation allowance pertains to the deferred tax assets resulting principally from the net operating loss carryforwards of certain subsidiaries in the United States.

Stock Options Granted to Employees — In December 2002, SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure,* was issued. SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation,* to provide alternative transition methods when a company voluntarily changes to the fair value based method of recognizing expense in the income statement for stock-based employee compensation, including stock options granted to employees. As provided for by SFAS No. 123, the Company has adopted the disclosure-only provisions of the Standard and does not recognize expense for stock options granted to employees.

Pension and OPEB — The measurement of liabilities related to pension plans and other postretirement benefit plans is based on management's assumptions related to future events including interest rates, return on pension plan assets, rate of compensation increases, and health care cost trend rates. Actual pension plan asset performance will either reduce or increase unamortized pension losses, which ultimately affects net income (loss). See Note J for information related to key assumptions used to recognize expense for pension and other postretirement benefit plans.

For 2003, certain key assumptions used to calculate pension and other postretirement benefit expense have been modified, including the lowering of both the assumed return on pension plan assets (from 9.00% to 8.75%) and the discount rate related to pension plans in the United States (from 7.00% to 6.75%) and outside the United States (from 7.00% to 6.00%). The impact of these changes on the results for 2003 is expected to be an increase in pension and postretirement benefit expense of approximately $0.06 per diluted share.

Cautionary Statement for "Safe Harbor" Purposes Under the Private Securities Litigation Reform Act of 1995

The Company is making this statement in order to satisfy the "safe harbor" provisions contained in the Private Securities Litigation Reform Act of 1995. This report contains statements that the Company believes may be "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are not historical facts and generally can be identified by use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe the Company's objectives, plans or goals also are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that are difficult to predict, may be beyond the Company's control and could cause actual results to differ materially from those currently anticipated. Factors that could materially affect these forward-looking statements can be found in this report. You are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements.

Important facts that may affect the Company's expectations, estimates or projections include:

- the price and supply of raw materials, particularly cobalt, nickel, copper, platinum, palladium, rhodium, gold and silver;
- the demand for metal-based specialty chemicals and products in the Company's markets;
- the effect of non-currency risks of investing in and conducting operations in foreign countries, including political, social, economic and regulatory factors;
- the effects of the substantial debt we have incurred in connection with the Company's acquisition of the operations of dmc^2 and the Company's ability to refinance or repay that debt;
- the effect of fluctuations in currency exchange rates on the Company's international operations;
- the impact of the Company's restructuring program on its continuing operations;
- the ability of the Company to identify potential buyers for its assets held for sale, and a financial partner for its precious metal chemistry business, which in turn may impact the Company's ability to meet its debt covenants with respect to net proceeds from assets sales;
- the potential impact of the Company being named in a recent United Nations panel report focusing on companies and individuals operating in the Democratic Republic of Congo;
- the potential impact of an adverse result of the shareholder class action lawsuits filed against the Company and the named executives.

Item 7a. Quantitative and Qualitative Disclosures About Market Risk

The disclosures required under this item are included in Management's Discussion and Analysis of Financial Condition and Results of Operations, on pages 16 through 18 of this report.

Item 8. Financial Statements and Supplementary Data

Report of Independent Auditors

Board of Directors and Stockholders
OM Group, Inc.

We have audited the accompanying consolidated balance sheets of OM Group, Inc. as of December 31, 2002 and 2001, and the related statements of consolidated operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OM Group, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note F, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002.

Ernst + Young LLP

Cleveland, Ohio
February 4, 2003

Consolidated Balance Sheets

(Thousands of dollars, except share data)	December 31 2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 77,205	$ 76,507
Marketable securities		38,667
Accounts receivable, less allowance of $10,730 in 2002 and $7,445 in 2001	359,402	330,110
Inventories	685,602	732,043
Deferred income taxes and other current assets	140,128	151,216
Total current assets	1,262,337	1,328,543
Property, plant and equipment:		
Land	17,127	16,198
Buildings and improvements	195,497	201,340
Machinery and equipment	612,733	570,130
Furniture and fixtures	36,422	33,703
	861,779	821,371
Less accumulated depreciation	207,621	163,795
	654,158	657,576
Other assets:		
Goodwill	182,208	173,802
Other intangible assets	15,806	35,270
Other assets	114,587	122,749
Assets of discontinued operations	110,040	207,998
Total assets	$2,339,136	$2,525,938
Liabilities and stockholders' equity		
Current liabilities:		
Current portion of long-term debt	$ 6,750	$ 20,188
Short-term debt	24,347	32,397
Accounts payable	170,150	168,939
Accrued income taxes	37,532	23,495
Deferred income taxes	17,127	73,716
Accrued compensation	32,422	30,327
Other accrued expenses	125,685	47,182
Total current liabilities	414,013	396,244
Long-term debt	1,187,650	1,300,507
Deferred income taxes	74,659	68,849
Minority interests and other long-term liabilities	156,757	161,110
Liabilities of discontinued operations	36,172	29,695
Stockholders' equity:		
Preferred stock, $.01 par value:		
Authorized 2,000,000 shares; no shares issued or outstanding		
Common stock, $.01 par value:		
Authorized 60,000,000 shares; issued 28,402,163 shares in 2002 and 24,208,267 shares in 2001	284	242
Capital in excess of par value	490,741	262,914
Retained earnings (deficit)	(17,943)	316,796
Treasury stock (47,359 shares in 2002 and 2,359 shares in 2001, at cost)	(2,255)	(119)
Accumulated other comprehensive income (loss)	2,008	(6,363)
Unearned compensation	(2,950)	(3,937)
Total stockholders' equity	469,885	569,533
Total liabilities and stockholders' equity	$2,339,136	$2,525,938

See accompanying notes to consolidated financial statements.

Statements Of Consolidated Operations

(Thousands of dollars, except per share data)	Year Ended December 31 2002	2001	2000
Net sales	**$4,909,423**	$2,236,912	$726,676
Cost of products sold	**4,529,979**	1,919,841	544,966
Cost of products sold — write-down of inventories	**108,222**		
	271,222	317,071	181,710
Selling, general and administrative expenses	**245,828**	136,681	47,650
Restructuring and other unusual charges	**162,695**		
Income (loss) from operations	**(137,301)**	180,390	134,060
Other income (expense)			
Interest expense	**(74,271)**	(57,423)	(35,829)
Foreign exchange gain (loss)	**2,279**	(194)	(1,123)
Investment and other income, net	**4,483**	3,357	2,435
	(67,509)	(54,260)	(34,517)
Income (loss) from continuing operations before income taxes, minority interests, equity income and extraordinary item	**(204,810)**	126,130	99,543
Income tax (benefit) expense	**(17,844)**	31,745	26,689
Minority interests	**12,846**	5,820	
Equity in income of affiliates	**(1,497)**	(1,876)	
Income (loss) from continuing operations	**(198,315)**	90,441	72,854
Income (loss) from discontinued operations, net of tax	**(129,596)**	(10,201)	(1,354)
Extraordinary item (net of $2,500 tax benefit)		(4,600)	
Net income (loss)	**$ (327,911)**	$ 75,640	$ 71,500
Basic earnings per common share:			
Continuing operations	**$ (7.07)**	$ 3.76	$ 3.05
Discontinued operations	**(4.62)**	(0.42)	(0.06)
Extraordinary item		(0.19)	
Net income (loss)	**$ (11.69)**	$ 3.15	$ 2.99
Diluted earnings per common share:			
Continuing operations	**$ (7.07)**	$ 3.70	$ 3.00
Discontinued operations	**(4.62)**	(0.42)	(0.05)
Extraordinary item		(0.19)	
Net income (loss)	**$ (11.69)**	$ 3.09	$ 2.95
Cash dividends paid per common share	**$ .42**	$ .52	$ .44

See accompanying notes to consolidated financial statements.

Statements Of Consolidated Stockholders' Equity

(Thousands)	Common Stock Shares	Common Stock Dollars	Capital in Excess of Par Value	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation	Total
Balance at January 1, 2000	23,959	$240	$258,815	$ 198,047	$ (5,537)	$(1,837)	$ (500)	$ 449,228
Net income				71,500				71,500
Other comprehensive loss						(2,130)		(2,130)
Total comprehensive income								69,370
Non-employee directors' compensation			98					98
Restricted stock compensation							114	114
Dividends paid				(10,491)				(10,491)
Treasury stock purchased					(9,650)			(9,650)
Issuance of shares under benefit plans, including tax benefit				(2,873)	10,334			7,461
Balance at December 31, 2000	23,959	240	258,913	256,183	(4,853)	(3,967)	(386)	506,130
Net income				75,640				75,640
Other comprehensive loss						(2,396)		(2,396)
Total comprehensive income								73,244
Non-employee directors' compensation			153					153
Restricted stock grants	65		3,848				(3,848)	
Restricted stock compensation							297	297
Dividends paid				(12,494)				(12,494)
Treasury stock purchased					(5,331)			(5,331)
Issuance of shares under benefit plans, including tax benefit	184	2		(2,533)	10,065			7,534
Balance at December 31, 2001	24,208	242	262,914	316,796	(119)	(6,363)	(3,937)	569,533
Net loss				(327,911)				(327,911)
Other comprehensive income						8,371		8,371
Total comprehensive loss								(319,540)
Non-employee directors' compensation			179					179
Restricted stock grants	31		1,883				(1,883)	
Restricted stock forfeitures	(45)				(2,136)		2,136	
Restricted stock compensation							734	734
Dividends paid				(11,899)				(11,899)
Issuance of shares under benefit plans, including tax benefit	183	2		5,071				5,073
Sale of common stock	4,025	40	225,765					225,805
Balance at December 31, 2002	**28,402**	**$284**	**$490,741**	**$ (17,943)**	**$(2,255)**	**$ 2,008**	**$(2,950)**	**$ 469,885**

See accompanying notes to consolidated financial statements.

Statements Of Consolidated Cash Flows

(Thousands of dollars)	Year Ended December 31 2002	2001	2000
Operating activities			
Income (loss) from continuing operations	**$(198,315)**	$ 90,441	$ 72,854
Items not affecting cash:			
Depreciation and amortization	**58,943**	51,433	29,266
Foreign exchange (gain) loss	**(2,279)**	194	1,123
Deferred income taxes	**(32,496)**	8,813	(1,603)
Minority interest	**12,846**	5,820	
Equity in income of affiliates	**(1,497)**	(1,876)	
Write-down of inventories — lower of cost or market	**108,222**		
Restructuring and other unusual charges, less cash spent	**202,023**		
Changes in operating assets and liabilities:			
Accounts receivable	**(29,311)**	82,462	42,734
Inventories	**(103,889)**	(60,959)	5,907
Accounts payable and other accrued liabilities	**12,213**	(73,107)	(31,974)
Other	**1,271**	(41,590)	(37,350)
Net cash provided by operating activities	**27,731**	61,631	80,957
Investing activities			
Expenditures for property, plant and equipment — net	**(94,017)**	(100,006)	(45,548)
Acquisitions of businesses	**(32,070)**	(1,146,657)	(192,689)
Divestiture of business	**4,000**	525,473	
Sale of marketable securities	**37,624**		
Investments in nonconsolidated joint ventures	**(3,566)**		
Net cash used in investing activities	**(88,029)**	(721,190)	(238,237)
Financing activities			
Dividend payments	**(11,899)**	(12,494)	(10,491)
Long-term borrowings	**99,510**	1,648,751	223,750
Payments of short-term debt, net	**(12,552)**		
Payments of long-term debt	**(225,805)**	(900,000)	(37,600)
Purchase of treasury stock		(5,331)	(9,650)
Proceeds from exercise of stock options	**3,806**	6,435	6,811
Proceeds from sale of common shares	**225,805**		
Net cash provided by financing activities	**78,865**	737,361	172,820
Cash provided by continuing operations	**18,567**	77,802	15,540
Cash used in discontinued operations	**(25,161)**	(13,189)	(8,819)
Effect of exchange rate changes on cash and cash equivalents	**7,292**	(1,215)	(2,005)
Increase in cash and cash equivalents	**698**	63,398	4,716
Cash and cash equivalents at beginning of year	**76,507**	13,109	8,393
Cash and cash equivalents at end of year	**$ 77,205**	$ 76,507	$ 13,109

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(Thousands of dollars, except per share amounts)

A. Significant Accounting Policies

Principles of Consolidation — The consolidated financial statements include the accounts of OM Group, Inc. (the Company) and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Equity investees include the Company's precious metal chemistry segment joint ventures in Japan (50% ownership), South Korea (50%) and the United States (50%), and a base metal chemistry segment investment in Finland (20%). The Company does not consolidate these investees since it owns 50% or less of the equity interest and corresponding voting rights, and does therefore does not have control over them.

Cash Equivalents — For purposes of the statements of consolidated cash flows, all highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

Revenue Recognition — Revenues are recognized when unaffiliated customers take title and assume ownership of products specified in their purchase agreements with the Company. Within the base metal and precious metal chemistry segments, revenue recognition generally occurs upon shipment of product or usage of consignment inventories. Metal management segment revenues are recognized upon shipment of product or usage of consignment inventory in the case of sales contracts; upon transfer of title under brokerage account transactions; and as earned over the lives of the respective contracts in the case of leasing arrangements.

In October 2002, the Emerging Issues Task Force of the Financial Accounting Standards Board finalized Issue No. 02-03, which requires all gains and losses (realized and unrealized) on all derivative contracts for trading purposes to be presented on a net basis in the income statement. The Company has recorded certain metal trading activities on a gross basis, as is currently acceptable under generally accepted accounting principles. This consensus, which will be effective for the Company beginning January 1, 2003, will have no impact on gross profit or income from operations.

Sales and Cost of Products Sold — Sales and cost of products sold include the metal content of the product sold to customers if the metal has been supplied by the Company. Also included are purchases and sales of metal to third parties by the metal management segment whether or not the metal has been processed into a product. If a customer supplies the metal for processing, the metal content is not included in sales or cost of products sold. Shipping and handling are included in cost of products sold and are included in the sales price when billed to customers.

Inventories — Inventories are principally stated at the lower of cost or market and valued using the last-in, first-out (LIFO) method except for precious metals trading inventory, which is carried at the current monetary value.

Depreciation and Amortization — Property, plant and equipment is recorded at historical cost less accumulated depreciation. Depreciation of plant and equipment is provided by the straight-line method over the useful lives ranging from 5 to 40 years for buildings and improvements and 3 to 15 years for other depreciable assets. Intangible assets subject to amortization, principally patents, trademarks, technology acquired and capitalized software, are being amortized on a straight-line basis over 5 to 17 years.

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 144 *Accounting for the Impairment or Disposal of Long-Lived Assets.* The Statement addresses the conditions under which an impairment charge should be recorded related to long-lived assets to be held and used, except goodwill, and those to be disposed of by sale or otherwise. Long-lived assets, except goodwill, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Events or circumstances that would result in an impairment review primarily include operations reporting losses, a significant change in the use of an asset, or the planned disposal or sale of the asset. The asset would be considered impaired when the future net undiscounted cash flows generated by the asset are less than its carrying value. An impairment loss would be recognized based on the amount by which the carrying value of the asset exceeds its fair value. The Statement also extends the reporting of a discontinued operation to a "component of an entity." The adoption of this Statement resulted in the classification of certain manufacturing facilities and businesses of the Company as discontinued operations (see Note C).

Goodwill — Effective January 1, 2002, the Company adopted SFAS No. 142 *Goodwill and Other Intangible Assets* as further described further in Note F. Upon adoption, the Company ceased the amortization of goodwill recorded in connection with previous business acquisitions. SFAS No. 142 changes the accounting for goodwill and indefinite life intangible assets from an amortization approach to a non-amortization approach requiring periodic testing for impairment of the asset. During the second quarter of 2002, the Company completed the initial impairment test for goodwill as of January 1, 2002 and determined that no impairment of goodwill existed as of that date. During the fourth quarter of 2002, the Company completed the required annual impairment test and determined that the carrying value of goodwill exceeded the fair value, which resulted in a goodwill impairment charge of $30.2 million. In addition, at December 31, 2002, goodwill of approximately $5 million has been allocated to discontinued operations in accordance with SFAS No. 142.

Research and Development — Selling, general and administrative expenses include research and development costs of $56.7 million, $23.7 million and $7.6 million in 2002, 2001 and 2000, respectively.

Income Taxes — Deferred income taxes are provided to recognize the effect of temporary differences between financial and tax reporting. Deferred income taxes are not provided for undistributed earnings of foreign consolidated subsidiaries, to the extent such earnings are reinvested for an indefinite period of time.

Foreign Currency Translation — The functional currency for the Company's Finnish subsidiaries and related African operations is the U.S. dollar since a majority of their purchases and sales are denominated in U.S. dollars. Accordingly, foreign exchange gains and losses related to assets, liabilities and transactions which are denominated in other currencies (principally the euro) are included in results of operations. The Company enters into forward contracts to partially hedge its balance sheet exposure to other currencies, and accordingly, gains or losses related to the forward contracts are also included in results of operations.

The functional currency for the Company's other subsidiaries outside of the United States is the applicable local currency. For those operations, financial statements are translated into U.S. dollars at year-end exchange rates as to assets and liabilities and weighted average exchange rates as to revenues and expenses. The resulting translation adjustments are recorded as a component of other comprehensive income in stockholders' equity.

Derivative Instruments — The Company enters into derivative instruments and hedging activities which are closely monitored and controlled in order to manage, where possible and economically efficient, commodity price risk for base and precious metals, interest rate risk related to borrowings, and foreign currency risk associated with manufacturing and sales locations where fluctuations in currency prices may affect the Company's operating results. The use of forward and future contracts to hedge commodity price risk is discussed in Note H, "Metals Financial Instruments." The use of interest rate swaps to hedge interest rate risk on the Company's variable rate debt is discussed in Note G, "Debt and Other Financial Instruments." The use of foreign exchange contracts to hedge foreign currency risk associated with foreign operations is also discussed in Note G.

The Company has designated certain derivative instruments as cash flow hedges. For these hedges, the effective portion of the gain or loss from the financial instrument is initially reported as a component of other comprehensive income (loss) in stockholders' equity and subsequently reclassified to results of operations when the hedged item affects results of operations. Any ineffective portions of the cash flow hedges are recognized immediately in results of operations.

The gain or loss related to financial instruments that are not designated as hedges are recognized immediately in results of operations. These instruments are entered into to economically hedge certain movements in currencies and metal prices.

Stock Options and Compensation Plans — The Company grants stock options for a fixed number of shares to certain employees with an exercise price equal to the fair value of the shares at the date of grant and accounts for stock options using the intrinsic value method. Accordingly, compensation expense is not recognized for the stock option grants.

In December 2002, SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure,* was issued. SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition when a company voluntarily changes to the fair value based method of recognizing expense in results of operations for stock-based employee compensation, including stock options granted to employees. As allowed by SFAS No. 148, the Company has adopted the disclosure-only provisions of the Standard and does not recognize expense for stock options granted to employees. If the Company had elected to adopt the provisions of SFAS No. 148 and thereby record compensation expense related to these grants, pro forma results of operations would have been as follows, as described further in Note N, "Stock Plans."

	Year Ended December 31		
	2002	2001	2000
Net income (loss)			
As reported	$(327,911)	$75,640	$71,500
Pro forma	$(331,249)	$72,151	$68,974
Basic net income (loss) per share			
As reported	$ (11.69)	$ 3.15	$ 2.99
Pro forma	$ (11.81)	$ 3.00	$ 2.89
Diluted net income (loss) per share			
As reported	$ (11.69)	$ 3.09	$ 2.95
Pro forma	$ (11.81)	$ 2.95	$ 2.84

Non-employee members of the Board of Directors are eligible to receive their annual retainer in the form of cash, stock options, or restricted stock. If stock options or restricted stock are elected, the acquisition price is 75% of the fair market value and directors' cash compensation is utilized to acquire the options or restricted stock. Also, directors electing to receive restricted stock receive additional restricted stock equal to 5% of their applied cash compensation. Accordingly, compensation expense is recognized for stock option and restricted share grants elected by eligible directors.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and notes. Actual results could differ from these estimates.

Recently Issued Accounting Pronouncements — In May 2002, the FASB issued SFAS No. 145, *Recission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement 13 and Technical Corrections.* The provisions of this Statement are effective for the Company as of January 1, 2003. Upon adoption of the Statement, the Company will be required to reclassify the extraordinary item of $4.6 million related to the early extinguishment of debt for the year ended December 31, 2001 to income from continuing operations.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* which addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 requires liabilities for one-time termination benefits incurred over future service periods be measured at fair value as of the termination date and recognized over the future service period. The Statement also requires that liabilities associated with disposal activities be recorded when incurred instead of when probable as currently required by SFAS No. 5, *Accounting for Contingencies.* These liabilities should be adjusted for subsequent changes resulting from revisions to either the timing or amount of estimated cash flows, discounted at the original credit-adjusted risk-free rate. Interest on the liability would be accreted and charged to expense as an operating item. The provisions of this Statement, which is effective for exit or disposal activities that are initiated after December 31, 2002, are not expected to have a material impact on the Company's financial position, results of operations or cash flows upon adoption.

Financial Presentation Changes — Certain amounts for prior years have been reclassified to conform to the current year presentation.

B. Restructuring and Other Unusual Charges

During the fourth quarter of 2002, the Company recorded restructuring charges related to continuing operations of $189.9 million and other unusual charges of $19.2 million. The primary objectives of the restructuring plan are to de-leverage the balance sheet, focus on cash generation and restore profitability in certain of the Company's businesses that have been impacted by the weak economy as well as a sustained decline in the market price of cobalt. Specific actions taken to date to accomplish these objectives include development of plans to sell certain non-core businesses; closure of certain non-core facilities; headcount reductions worldwide; review and renegotiation of certain raw material and other contracts to reduce costs in light of changing metal prices and business conditions; liquidation of certain inventories in the fourth quarter to generate cash; reduction of base metal inventory levels and production; and a re-alignment of the management team. The Company expects that additional charges of $5-$10 million related to this program will be taken in the first quarter of 2003 as these actions are completed. Components of the restructuring charges, which are included in Cost of Products Sold with respect to inventory write-downs and Restructuring and Other Unusual Charges for all other charges, are as follows (dollars in millions):

	Number of Employees	Workforce Reductions	Inventory and other asset write-downs	Facility Exit and Other	Total
2002 Charge	199	$22.1	$ 128.2	$ 39.6	$ 189.9
Utilized in 2002	(50)	(1.8)	(128.2)	(37.6)	(167.6)
Balance at 12/31/02	149	$20.3	$ 0	$ 2.0	$ 22.3

The cash portion of the amount utilized in 2002 was approximately $1.9 million, with the remaining $22.3 million expected to be utilized in 2003.

The workforce reductions occurred worldwide and generally consisted of personnel in all business units and in most job classifications. The remaining balance of amounts associated with workforce reductions will be utilized in 2003 as severance and related benefits are paid out under various severance plans, union agreements and negotiated settlements with European Works Councils. Inventory and other asset write-downs primarily reflect inventory write-downs of $46.4 million as a result of the Company's decisions to exit certain product lines, liquidate inventories to generate cash and reduce production levels at several facilities; goodwill impairment charges of $30.2 million; and the write-off of the Company's investment in Weda Bay (see Note O) of $15.2 million. Facility exit and other primarily reflects contractual commitments and other costs related to the exit of certain product lines and impairment charges related to fixed assets which the Company has permanently idled.

During 2002, the Company recorded other unusual charges of $19.2 million primarily associated with an unfavorable product liability litigation summary judgment, and fees related to credit agreement amendments.

C. Discontinued Operations

During the fourth quarter of 2002, in connection with its restructuring program, the Company committed to a plan to sell its copper powders business (SCM) located in Research Triangle Park, North Carolina and

Johnstown, Pennsylvania. The sale of this business is expected to be completed during the first half of 2003. In addition, the Company also ceased production at, and closed or discontinued, its manufacturing facilities in St. George, Utah (tungsten reclamation/cobalt recycling); Midland, Michigan (tungsten carbide fine powders) and Newark, New Jersey (electroless nickel). These operations, previously included in the base metal chemistry segment, have been classified as discontinued operations for all periods presented.

In connection with the restructuring activities related to these discontinued facilities, the Company recorded charges of $120.6 million in the fourth quarter of 2002 primarily to adjust these asset groups to their estimated net realizable value upon disposal. With respect to the expected sale of SCM, management considered offers from third parties related to this business, which is expected to be sold by June 30, 2003, in determining fair value less costs to sell.

Operating results for discontinued operations are summarized as follows (in thousands):

	2002	2001	2000
Net sales	**$ 124,563**	$130,487	$161,067
Income (loss) before income taxes	**(129,596)**	(14,231)	433

The operating results summarized above include an allocation of consolidated interest expense, based on the estimated proceeds from the expected sale of SCM required to be re-paid under the Company's bank agreement compared to average debt outstanding. The allocated interest expense was $3.0 million, $3.2 million and $4.0 million for each respective period.

The assets and liabilities of these businesses, which have been classified as Assets of Discontinued Operations and Liabilities of Discontinued Operations in the Consolidated Balance Sheet, consist of the following at December 31, 2002 and 2001 (in thousands):

	2002	2001
Current assets	**$ 60,926**	$108,225
Property, plant and equipment	**38,778**	74,438
Other long-term assets	**10,336**	25,335
Total Assets of Discontinued Operations	**$110,040**	$207,998
Accounts payable and other accrued expenses	**$ 14,066**	$ 11,194
Long-term liabilities	**22,106**	18,501
Total Liabilities of Discontinued Operations	**$ 36,172**	$ 29,695

Current assets include primarily accounts receivable and inventories. Other long-term assets include primarily intangible assets and goodwill. The goodwill represents an allocation of a portion of the base metal reporting unit goodwill in accordance with the provisions of SFAS No. 142. The amounts allocated were $5.0 million and $6.9 million at December 31, 2002 and 2001, respectively.

D. Acquisitions

On August 10, 2001, the Company acquired dmc^2 Degussa Metals Catalysts Cerdec (dmc^2) for a purchase price of $1.102 billion, including cash acquired and acquisition expenses. The acquisition was financed through a combination of debt and equity and the sale of certain assets. On September 7, 2001, the Company completed the disposition of the electronic materials, performance pigments, glass systems and Cerdec ceramics divisions of dmc^2 for a cash purchase price of $525.5 million. In both transactions, the Company remains in negotiations with the counterparties with respect to final working capital adjustments, the resolution of which may ultimately impact the final purchase and sale price, respectively.

The acquired businesses comprise the precious metal chemistry and metal management segments. The assets acquired and liabilities assumed were recorded at estimated fair values as determined by OM Group's management. During 2002, the Company obtained final independent appraisals of the fair values of the acquired property, plant and equipment, and identified intangible assets, and their remaining useful lives. A summary of the final purchase price allocation is as follows (in thousands):

Recorded fair values	
Assets acquired	$ 854,310
Liabilities assumed	(278,128)
Fair value of assets sold	525,473
Total aggregate purchase price	$1,101,655

In connection with the finalization of the purchase price allocation during 2002, the Company determined that the fair value of the identifiable net assets acquired exceeded the cost of the acquired business, resulting in negative goodwill. In accordance with the provisions of SFAS No. 141, *Business Combinations*, this negative goodwill reduced, on a pro-rata basis, amounts assigned to the acquired long-term assets, primarily property, plant and equipment.

In December 2001, the Company purchased the metal organics division of Rhodia Holdings Limited and a nickel refining facility from Centaur Mining and Exploration Limited for an aggregate purchase price of approximately $51 million. The businesses are included in the Company's base metal chemistry segment. The combined sales of these entities in 2001 were approximately $75 million. In connection with the finalization of the purchase price allocations for these businesses in 2002, the Company recorded goodwill of approximately $23 million related to the Rhodia transaction, none of which is expected to be deductible for tax purposes.

In April 2000, the Company acquired Outokumpu Nickel Oy for a purchase price of $204.6 million, including related financing and transaction costs. During 2002, the Company resolved certain matters with the seller related to the net assets acquired, the result of which was an increase in the original purchase price and goodwill of approximately $16.5 million.

E. Inventories

Inventories consist of the following:

	December 31	
	2002	**2001**
Raw materials and supplies	**$310,134**	$314,495
Finished goods	**347,251**	296,085
	657,385	610,580
LIFO reserve	**28,217**	121,463
Total inventories	**$685,602**	$732,043

At September 30, 2002, the Company recorded a non-cash charge of $108.2 million to write-down inventories to the lower of cost or market in accordance with generally accepted accounting principles. The charge was taken due to the following factors: (1) based upon the sustained low level of cobalt market pricing, the Company's outlook for the market price of cobalt changed from a range of $9.00-$10.00 per pound by the end of 2002, to a range of $6.00-$7.00 per pound through 2003; (2) the decision to reduce cobalt production in the fourth quarter of 2002, which was driven in part by a major supplier's announcement in late October that they would shut-down their cobalt mine indefinitely; and (3) the Company's corresponding decision to start liquidating cobalt inventories to generate cash.

Notes to Consolidated Financial Statements — *Continued*

F. Goodwill and Other Intangible Assets

Effective January 1, 2002, the Company adopted SFAS No. 142 *Goodwill and Other Intangible Assets.* Upon adoption, the Company ceased the amortization of goodwill recorded in connection with previous business combinations. A reconciliation of net income (loss) and net income (loss) per common share for the year ended December 31, 2001 and 2000, as if SFAS No. 142 had been adopted as of the beginning of each year, follows (in thousands):

	Year Ended December 31,		
	2002	2001	2000
Reported net income (loss)	$(327,911)	$75,640	$71,500
Add back amortization of goodwill		6,654	5,737
Adjusted net income (loss)	$(327,911)	$82,294	$77,237
Reported net income (loss) per common share — assuming dilution	$ (11.69)	$ 3.09	$ 2.95
Add back amortization of goodwill		0.27	0.24
Adjusted net income (loss) per common share — assuming dilution	$ (11.69)	$ 3.36	$ 3.19

Prior to the extraordinary item in 2001, adjusted net income and adjusted net income per common share — assuming dilution in 2001 would have been $86.9 million and $3.55.

SFAS No. 142 changes the accounting for goodwill and indefinite lived intangible assets from an amortization approach to a non-amortization approach requiring periodic testing for impairment of the asset. All of the Company's recorded goodwill relates to the base metal chemistry segment. The Company completed the required initial impairment test for goodwill as of January 1, 2002, which indicated that there was no impairment of goodwill as of that date. Goodwill also was tested for impairment in the fourth quarter of 2002 in accordance with the provisions of SFAS No. 142. As a result of the adverse change in the Company's business climate during the fourth quarter of 2002, the Company determined that goodwill was impaired by approximately $30.2 million. For purposes of this impairment test, the fair value of the base metal chemistry reporting unit was estimated using the expected present value of future cash flows. This amount has been recorded as an impairment loss, with no corresponding tax benefit, in Restructuring and Other Unusual Charges in the Statement of Operations.

A summary of other intangible assets follows (in thousands):

	December 31, 2002		December 31, 2001	
	Historical Cost	Accumulated Amortization	Historical Cost	Accumulated Amortization
Amortized intangible assets, primarily patents	$ 23,701	$ 7,895	$ 42,488	$ 7,218

The changes in the carrying amount of goodwill for the years ended December 31, 2002 and 2001 are as follows:

	2002	2001
Balance at January 1	$173,802	$169,098
Amortization		(521)
Acquisitions of businesses		4,860
Other, primarily finalization of purchase price allocations of prior periods (See Note D)	38,606	365
Impairment loss	(30,200)	
Balance at December 31	$182,208	$173,802

All of the Company's other intangible assets have finite lives and will continue to be amortized over their useful lives; the weighted average useful life was 13 years and 14 years at December 31, 2002 and 2001, respectively. Amortization expense related to other intangible assets for the years ended December 31, 2002 and 2001 was approximately $1.5 million and $0.8 million, respectively. Estimated annual pretax amortization expense for intangible assets amortization for each of the next five years is approximately $1.3 million per year.

G. Debt and Other Financial Instruments

Long-term debt consists of the following:

	December 31	
	2002	**2001**
Notes payable to financial institutions	**$ 794,400**	$ 920,695
Senior Subordinated Notes	**400,000**	400,000
	1,194,400	1,320,695
Less: Current portion	**6,750**	20,188
Total long-term debt	**$1,187,650**	$1,300,507

During December 2002, in connection with its restructuring program, the Company amended its senior credit facilities, which were previously amended in June 2002. The amended facilities now consist of a $225 million senior secured revolving facility (including a $10 million letter of credit sublimit) and $698 million of term loans. The revolving facility and the term loans bear interest at a rate of LIBOR plus 5% and mature on April 1, 2006, with a LIBOR floor of 1.75%. Unless net proceeds from asset sales are greater than $425 million, the applicable interest rate margin will increase by an additional 50 basis points at June 30, 2003, and by an additional 25 basis points each subsequent quarter thereafter through and including December 31, 2003. In addition, the interest rate margin will increase an incremental 25 basis points if, by March 31, 2003, the Company has not entered into a letter of intent for asset sales which would yield net proceeds of $350 million. The amendment requires the Company to generate a minimum amount of gross proceeds from assets sales or additional equity offerings of $75 million by June 30, 2003 and additional net proceeds of $350 million by December 31, 2003. The amendment prohibits payment of dividends and acquisitions of businesses, and modifies certain financial covenants in the prior agreement to make them less restrictive. These notes are fully collateralized by a portion of the Company's assets. At December 31, 2002, the Company had approximately $129 million available under its revolving credit facility. At December 31, 2002, the carrying value of the Company's bank borrowings approximated its fair value.

The Senior Subordinated Notes bear interest at 9.25% and mature in 2011. As described in Note R, the Company's domestic subsidiaries are the guarantors of the Senior Subordinated Notes (the Notes). Under the terms of the notes, the Company must meet various financial covenants. At December 31, 2002, the fair value of these Notes, based upon the quoted market price, approximated $225 million. At March 10, 2003, the fair value approximated $297 million (unaudited).

The Company has interest rate swap agreements to convert the variable interest rates on an aggregate contract amount of $40 million to an average fixed rate of 5.20% for the period ending February 14, 2003. The Company also has an interest rate swap agreement to convert the variable interest rate on a contract amount of $40 million to a fixed rate of 4.90% for the period ending April 25, 2003. These interest rate swap agreements are designated as cash flow hedges.

In 2002, the Company completed the termination of, and settled for cash, interest rate swap agreements for an aggregate amount of $125 million expiring in 2011. These swap agreements converted fixed rate debt of 9.25% to a floating rate. In addition, the Company completed the termination of, and settled for cash, interest rate swap agreements for an aggregate amount of $55 million expiring in 2003. These swap agreements converted floating rate debt to a fixed rate. The combined pretax gain on the termination of the swaps of $8.0 million has been deferred and is being amortized to interest expense through the date on which the swaps were originally scheduled to mature.

At December 31, 2002, the combined effective rate of the Company's bank borrowings and the related swap agreements was 7.1%. The net interest paid or received on interest rate swaps is included in interest expense. The counterparties to the interest rate swaps are international commercial banks. At December 31, 2002, the fair values of the Company's interest rate swaps approximated $1.1 million payable.

Aggregate annual maturities of long-term debt for the five years following December 31, 2002 are as follows: 2003 — $6.8 million; 2004 — $7.0 million; 2005 — $7.0 million; and 2006 — $773.6 million. Interest paid on long-term debt, net of capitalized amounts, was $70.7 million, $65.2 million, and $39.8 million for the years ended December 31, 2002, 2001 and 2000, respectively. Interest capitalized as part of the acquisition or construction of major fixed assets was $5.2 million in 2002, $10.3 million in 2001 and $11.0 million in 2000.

Short-term debt consists of arrangements with various banks worldwide under which the Company is provided with precious metals for a specified period for a fee. These arrangements, which generally range from short-term lines of credit to loans expiring within one year, had interest rates ranging from 2.8% to 12.0% as of December 31, 2002.

The Company enters into forward contracts to purchase and sell various currencies to partially hedge its balance sheet exposure and other commitments to rate fluctuations between various currencies and the euro. The following table summarizes the Company's open foreign currency forward contracts:

	Notional Contract Value				Market Value(1)			
	December 31, 2002		December 31, 2001		December 31, 2002		December 31, 2001	
	Buy	Sell	Buy	Sell	Buy	Sell	Buy	Sell
U.S. Dollar	$ 2,629	$18,248	$25,850	$17,694	$ 2,618	$19,029	$25,885	$19,089
Canadian Dollar	7,039	11,065			7,060	11,423		
Other	2,140	4,212	1,935		2,097	4,246	1,907	
Total	$11,808	$33,525	$27,785	$17,694	$11,775	$34,698	$27,792	$19,089

(1) Market value is determined by financial institution counterparties.

H. Metals Financial Instruments

The Company generally manages its price exposure to metals by passing through to its customers increases or decreases in metal raw material prices by increasing or decreasing, respectively, the price of its products. The Company also undertakes to minimize the effect on profitability of changes in prices of metals through various hedging activities.

The Company uses forward and future sales and purchase contracts to manage price risk associated with its metal positions. The fair value of these contracts is recorded in the Balance Sheet, with the resulting changes in the fair value due to fluctuating metal prices recorded as a gain or loss in income from operations.

Notes to Consolidated Financial Statements — *Continued*

The tables below summarizes the open metals forwards/futures contracts at December 31, 2002 and 2001, respectively:

	Notional Contract Value		Market Value(1)	
	December 31, 2002		December 31, 2002	
	Buy	Sell	Buy	Sell
Remaining term up to 1 year:				
Forwards	$119,114	$ 83,645	$118,926	$ 80,069
Futures		63,197		63,831
Remaining term over 1 year:				
Forwards		1,410		1,444
Total	$119,114	$148,252	$118,926	$145,344

	Notional Contract Value		Market Value(1)	
	December 31, 2001		December 31, 2001	
	Buy	Sell	Buy	Sell
Remaining term up to 1 year:				
Forwards	$144,442	$118,033	$145,866	$ 99,016
Futures	3,242	43,709	3,306	45,647
Remaining term over 1 year:				
Forwards		133		138
Futures		1,227		1,286
Total	$147,684	$163,102	$149,172	$146,087

(1) Market value is determined by financial institution counterparties.

The Company also enters into forward contracts to hedge the purchase of nickel raw material and the sales of nickel products. These contracts are designated cash flow hedges. Therefore, realized gains and losses on these forward contracts are included as a component of purchases and net sales, as appropriate, and are recognized when the related raw material is purchased or product is sold. At December 31, 2002 and 2001, the notional value of the open contracts approximated $47,017 and $22,433, respectively. The fair value of the unrealized gain/loss on those contracts, based on current settlement prices at December 31, 2002 and 2001, approximated $1,294 and $279 receivable, respectively.

I. Income Taxes

Income (loss) from continuing operations before income taxes, minority interests, equity income and extraordinary item consists of the following:

	Year Ended December 31		
	2002	2001	2000
United States	$(226,406)	$ (61,417)	$ (33,419)
Outside the United States	21,596	187,547	132,962
	$(204,810)	$126,130	$ 99,543

Income taxes are summarized as follows:

	Year Ended December 31		
	2002	2001	2000
Current:			
United States:			
Federal			
State and local			
Outside the United States	**$ 14,652**	$22,932	$ 28,292
	14,652	22,932	28,292
Deferred:			
United States		(2,590)	(13,201)
Outside the United States	**(32,496)**	11,403	11,598
	(32,496)	8,813	(1,603)
	$(17,844)	$31,745	$ 26,689

	Year Ended December 31		
	2002	2001	2000
Income taxes at the United States statutory rate	**(35.0)%**	35.0%	35.0%
State income taxes, net of federal tax benefit		(1.8)	(.9)
Effective tax rate differential of earnings outside of the United States	**(4.9)**	(8.3)	(7.1)
Non-deductible goodwill	**4.7**	.1	.1
Losses without tax benefits	**25.7**		
Other — net	**.8**	.2	(.3)
	(8.7)%	25.2%	26.8%

Significant components of the Company's deferred income taxes are as follows:

	December 31	
	2002	2001
Current asset — operating accruals	**$ 96,933**	$ 23,802
Current liability — inventories	**(48,386)**	(93,213)
Long-term asset — benefit accruals	**15,422**	21,940
Long-term asset — operating loss carryforwards	**72,825**	46,715
Long-term liability — accelerated depreciation	**(118,744)**	(131,046)
Valuation allowance	**(71,089)**	
Net deferred tax liability	**$ (53,039)**	$(131,802)

Deferred income taxes are recorded in the Consolidated Balance Sheet in the following accounts:

	December 31	
	2002	2001
Deferred income taxes and other current assets	$ 31,906	$ 3,193
Other assets	6,841	7,570
Deferred income taxes — current liabilities	(17,127)	(73,716)
Deferred income taxes — long-term liabilities	(74,659)	(68,849)
	$(53,039)	$(131,802)

At December 31, 2002, the Company had operating loss carryforwards of approximately $284 million, principally in the United States. These carryforwards expire at various dates from 2007 through 2022.

Where the Company has determined that it is more likely than not that the deferred tax assets will not be realized, a valuation allowance has been established. The valuation allowance pertains to the deferred tax assets resulting principally from the net operating loss carryforwards of certain subsidiaries in the United States.

The Company has not provided additional United States income taxes on approximately $553.2 of undistributed earnings of consolidated foreign subsidiaries included in stockholders' equity. Such earnings could become taxable upon the sale or liquidation of these foreign subsidiaries or upon dividend repatriation. The Company's intent is for such earnings to be reinvested by the subsidiaries or to be repatriated only when it would be tax effective through the utilization of foreign tax credits. It is not practicable to estimate the amount of unrecognized withholding taxes and deferred tax liability on such earnings.

In connection with various investment incentive arrangements, the Company has a "holiday" from income taxes in Malaysia, South Africa and Brazil. These agreements, which expire in 2006, 2003, and 2005 respectively, reduced income tax expense by $17.2 million, or $.61; $9.0 million or $.37; and $2.6 million or $.11 per common share — assuming dilution, in 2002, 2001 and 2000, respectively.

Income tax payments were $8.4 million, $27.7 million and $15.3 million during the years ended December 31, 2002, 2001 and 2000, respectively.

J. Pension and Other Postretirement Benefit Plans

The Company sponsors several defined contribution plans covering certain employees. Company contributions are determined by the Board of Directors based upon participant compensation. The Company also sponsors a non-contributory, non-qualified supplemental executive retirement plan for certain employees, providing benefits beyond those covered in the defined contribution plans; the Company also maintains a 401(k) plan for certain non-union employees. Aggregate defined contribution plan expenses were $0.5 million, $3.1 million and $2.4 million in 2002, 2001 and 2000, respectively.

The Company has non-contributory defined benefit pension plans for certain employees in Germany and other locations outside the United States, acquired in connection with the acquisition of dmc^2 in 2001. The Company also has other postretirement benefit plans, primarily health care and life insurance for certain employees in the

United States. Components of plan obligations and assets of continuing operations at December 31 are as follows:

	Pension Benefits		Other Postretirement Benefits	
	2002	2001	2002	2001
Benefit obligation at beginning of year	$(34,747)	$ 0	$(2,648)	$(1,937)
Service cost	(1,596)	(491)	(166)	(111)
Interest cost	(2,597)	(905)	(208)	(160)
Participant contributions			(34)	(44)
Actuarial (loss) gain	(9,524)	570	(435)	359
Benefits paid	773	494	90	106
Plan amendments				99
Curtailment			399	
Currency translation adjustments	(5,538)			
Acquisitions		(34,415)		(960)
Benefit obligation at end of year	(53,229)	(34,747)	(3,002)	(2,648)
Fair value of plan assets at beginning of year	4,643	0	0	0
Actual return on plan assets	(220)	(8)		
Employer contributions	886	346	56	62
Participant contributions			34	44
Acquisitions		4,799		
Benefits paid	(773)	(494)	(90)	(106)
Fair value of plan assets at end of year	4,536	4,643	0	0
Benefit obligations in excess of plan assets	(48,693)	(30,104)	(3,002)	(2,648)
Unamortized:				
Net loss (gain)	10,845	(60)	846	394
Prior service cost	(312)	82	197	270
Accrued benefit cost	$(38,160)	$(30,082)	$(1,959)	$(1,984)
Amounts recorded in the balance sheet consist of:				
Accrued liability	$(42,248)	$(30,082)	$(1,959)	$(1,984)
Accumulated other comprehensive income	4,088	—	—	—
Total	$(38,160)	$(30,082)	$(1,959)	$(1,984)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $52.4 million, $44.6 million and $3.4 million, respectively, as of December 31, 2002 and $34.7 million, $28.2 million and $4.6 million, respectively, as of December 31, 2001.

The components of net periodic benefit cost for the years ended December 31 are as follows:

	Pension Benefits	
	2002	**2001**
Service cost	**$1,596**	$ 491
Interest cost	**2,597**	905
Amortization of unrecognized net (gain) loss	**(16)**	13
Expected return on plan assets	**(216)**	(74)
	$3,961	$1,335

	Other Postretirement Benefits		
	2002	**2001**	**2000**
Service cost	**$ 166**	$111	$100
Interest cost	**208**	160	146
Net amortization	**(2)**	(1)	
Curtailment gain	**(341)**	—	—
	$ 31	$270	$246

In 2002, as a result of workforce reductions in connection with its restructuring program, the Company recorded a curtailment gain of $0.3 million related to Other Postretirement Benefits.

Actuarial assumptions used in the calculation of the recorded amounts are as follows:

	2002	**2001**
Discount rate — Plans in the United States	**6.75%**	7.00%
Discount rate — Plans outside the United States	**6.00%**	7.00%
Return on pension plan assets	**9.00%**	9.00%
Rate of compensation increase	**2.75%**	2.75%
Projected health care cost trend rate	**7.00%**	7.50%
Ultimate health care trend rate	**5.50%**	5.50%
Year ultimate health care trend rate is achieved	**2006**	2006

For determination of 2003 expense, the expected return on plan assets has been reduced to 8.75%.

Assumed health care cost trend rates have a significant effect on the amounts reported for other postretirement benefits. A one percentage point change in the assumed health care cost trend rate would have the following effect:

	1% Increase	1% Decrease
2002 benefit cost	$101	$ 88
Recorded liability at December 31, 2002	$648	$491

K. Stockholders' Equity

In 1996, the Company's Board of Directors adopted a Stockholder Rights Agreement. Under this plan, rights were constructively distributed as a dividend at the rate of one right for each outstanding share of common stock of the Company. The rights become exercisable if a person or group (Acquiring Person) acquires or attempts to acquire 15% or more of the outstanding shares of the Company's common stock. In the event that the rights become exercisable, each right (except for rights beneficially owned by the Acquiring Person, which become null and void) would entitle the holder to purchase one one-hundredth share of Series A Participating Preferred Stock at an initial purchase price of $160 per share, subject to adjustment.

If a person or group acquires the threshold percentage of common stock, each right will entitle the holder, other than the acquiring party, to buy shares of common stock or Preferred Stock having a market value of twice the exercise price. If the Company is acquired in a merger or other business combination, each right will entitle the holder, other than the acquiring person, to purchase securities of the surviving company having a market value equal to twice the exercise price of the rights.

The Rights may be redeemed by the Board of Directors in whole, but not in part, at a price of $0.01 per Right. The Rights have no voting or dividend privileges and are attached to, and do not trade separately from, the common stock. The Rights expire on November 14, 2006.

On January 25, 2002, the Company completed its secondary offering of 4.025 million shares of common stock. The net offering proceeds of $225.8 million were used to repay outstanding indebtedness under the Company's credit facilities.

L. Other Comprehensive Loss

The following lists the beginning balance, yearly activity and ending balance of each component of accumulated other comprehensive loss, net of related taxes:

	Foreign Currency Translation	Fair Value Adjustments	Additional Minimum Pension Liability	Accumulated Other Comprehensive Loss
Balance January 1, 2000	$(1,837)	$ 0	$ 0	$ (1,837)
Foreign currency	(2,130)			(2,130)
Balance December 31, 2000	(3,967)	0	0	(3,967)
Cumulative effect of accounting change — SFAS No. 133		(1,558)		(1,558)
Unrealized gain on available-for-sale securities		1,243		1,243
Cash flow hedges		(3,410)		(3,410)
Additional minimum pension liability			(3,465)	(3,465)
Foreign currency	4,794			4,794
Balance December 31, 2001	827	(3,725)	(3,465)	(6,363)
Unrealized loss on available-for-sale securities, net of reclassification		(1,243)		(1,243)
Cash flow hedges, net of reclassification		10,348		10,348
Additional minimum pension liability			(4,792)	(4,792)
Foreign currency	4,058			4,058
Balance December 31, 2002	$ 4,885	$ 5,380	$(8,257)	$ 2,008

During 2002, losses of $5.5 million ($3.6 million after-tax) related to available-for-sale securities were reclassified into results of operations upon sale. Also during 2002, gains of $5.3 million ($3.4 million after-tax) related to cash flow hedges were reclassified into results of operations.

M. Earnings Per Share

The following table sets forth the computation of net income (loss) per common share and net income (loss) per common share — assuming dilution:

	Year Ended December 31		
	2002	2001	2000
Net income (loss)	**$(327,911)**	$75,640	$71,500
Weighted average shares outstanding	**28,037**	24,021	23,843
Dilutive effect of stock options	**—**	446	408
Weighted average shares outstanding — assuming dilution	**28,037**	24,467	24,251
Net income (loss) per common share	**$ (11.69)**	$ 3.15	$ 2.99
Net income (loss) per common share — assuming dilution	**$ (11.69)**	$ 3.09	$ 2.95

All outstanding stock options at December 31, 2002 (see Note N) are antidilutive.

N. Stock Plans

The Company's 2002 Incentive Plan authorizes the grant of options to management personnel of up to 1,400,000 shares, with a limit of 200,000 shares to a single individual in any year. The Plan also limits the total number of shares subject to the Plan that may be granted in the form of restricted stock. The Company's 1995 Non-Employee Directors' Equity Compensation Plan has also authorized the grant of options to non-employee members of the Board of Directors for up to 250,000 shares of the Company's common stock. All options granted have 10-year terms and vest and become fully exercisable at the end of the next fiscal year following the year of grant.

A summary of the Company's stock option activity, and related information follows:

	2002		2001		2000	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at January 1	**1,725,045**	**$37.53**	1,850,263	$30.33	1,725,862	$25.83
Granted	**54,700**	**62.83**	265,276	57.33	398,251	46.22
Exercised	**(183,184)**	**20.81**	(390,494)	16.48	(273,850)	24.87
Outstanding at December 31	**1,596,561**	**$40.31**	1,725,045	$37.53	1,850,263	$30.33
Exercisable at end of year	**1,541,861**		1,472,933		1,462,763	
Weighted-average fair value of options granted during the year		**$38.23**		$15.69		$13.69

The weighted-average remaining contractual life of options outstanding is approximately six years.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2002:

	Outstanding			Exercisable	
	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Range of exercise prices:					
$5.04 — $13.00	**92,526**	**1.9**	**$12.82**	**92,526**	**$12.82**
$17.31 — $29.96	**215,182**	**4.0**	**$23.62**	**215,182**	**$23.62**
$35.06 — $66.45	**1,288,853**	**7.5**	**$45.08**	**1,234,153**	**$44.29**

Notes to Consolidated Financial Statements — *Continued*

Pro forma information regarding net income and earnings per share is required by FASB Statement No. 123, *Accounting for Stock Based Compensation*, and has been determined as if the Company had accounted for its employee and non-employee stock options under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using a Black-Scholes options pricing model with the following weighted-average assumptions:

	Year Ended December 31		
	2002	2001	2000
Risk-free interest rate	**5.0%**	5.0%	6.0%
Dividend yield	—	1.2%	1.2%
Volatility factor of Company common stock	**.67**	.24	.25
Weighted-average expected option life (years)	5	5	5

During 2002, the Company granted 28,000 shares of restricted stock to a certain executive officer. The restricted shares will vest in equal increments over a seven-year period beginning on April 30, 2003. The market value of the restricted stock award was $1.9 million and has been recorded as a separate component of stockholders' equity. During 2001, the Company granted 65,000 shares of restricted stock to certain executive officers. The restricted shares vest in equal increments over a three-year period beginning December 31, 2002. The market value of the restricted stock award was $3.8 million and has been recorded as a separate component of stockholders' equity. During 2002, 45,000 shares of restricted stock were forfeited. Results of operations include compensation expense (after-tax) related to restricted stock grants of $0.5 million, $0.2 million and $0.1 million for the years ended December 31, 2002, 2001 and 2000, respectively.

O. Commitments and Contingencies

The Company has a supply agreement with La Generale des Carriers et des Mines (Gecamines) to purchase all of the concentrate produced by the Luiswishi mine in Shaba, Democratic Republic of Congo (DRC). During December 2002, the Luiswishi mine was shut-down indefinitely. Annual production capacity at this facility is estimated to contain approximately 4,500 metric tons of cobalt and 4,500 metric tons of copper. The cost of the cobalt and copper obtained is based upon the prevailing market price as material is processed. While the length of the shut-down period cannot be predicted, management does not believe that it will lead to an inability of the Company to obtain sufficient feedstock from other sources for its cobalt and copper operations.

The Company previously had an agreement with Weda Bay Minerals, Inc. (Weda) which provided for the Company to contribute financing up to $18 million, to complete a bankable feasibility study for the development of the Halmahera Island, Indonesia (Halmera) nickel and cobalt laterite deposits. The Company had agreed to purchase all future production at Halmera, which Weda estimated would yield approximately 30,000 tons of nickel and 3,000 tons of cobalt annually. In the fourth quarter of 2002, in connection with its restructuring program (see Note B), the Company decided that it would no longer contribute to the financing of this project and terminated its agreement with Weda. This action resulted in an other-than-temporary decline in the value of this investment, and as a result, the carrying value of Company's equity investment in Weda was written-off in 2002 as part of the fourth quarter restructuring charge.

The Company is a party to various legal proceedings incidental to its business and is subject to a variety of environmental and pollution control laws and regulations in the jurisdictions in which it operates. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings involving environmental matters. Although it is difficult to quantify the potential impact of compliance with or liability under environmental protection laws, management believes that the ultimate aggregate cost to the Company of environmental remediation, as well as other legal proceedings arising out of operations in the normal course of business, will not result in a material adverse effect upon its financial condition or results of operations.

Notes to Consolidated Financial Statements — *Continued*

In October 2002, the Company was mentioned in a report issued by a United Nations panel focusing on companies and individuals operating in the Democratic Republic of Congo (DRC) and their alleged "exploitation of the natural resources and other forms of wealth of the DRC". OM Group is not among the companies cited for financial sanctions in the report. As noted in the report, the Company's business in the DRC is comprised of a smelter plant, which is 55%-owned through a joint venture (Groupement Pour Le Traitement Du Terril De Lubumbashi) with the DRC state mining company (Gecamines) and a third party; as well as contractual arrangements and discussions with Gecamines and the third party with respect to the joint venture partners' rights to various feedstocks related to the smelter project. While the ultimate impact of this report cannot be determined at this time, management believes that this matter will not result in a material adverse effect upon the Company's financial condition or results of operations.

In November 2002, the Company received notice that shareholder class action lawsuits were filed against it related to the decline in the Company's stock price after the third quarter 2002 earnings announcement. The lawsuits allege virtually identical claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and SEC Rule 10b-5 against the Company, certain executive officers and the Board of Directors. Plaintiffs seek damages in an unspecified amount to compensate persons who purchased the Company's stock between November 2001 and October 2002 at allegedly inflated market prices. While the ultimate outcome of this litigation cannot be determined at this time, management believes that these matters will not have a material adverse effect upon the Company's financial condition or results of operations. In addition, the named executive officers, the Board of Directors and the Company have Directors & Officers and Corporate Liability Insurance available for such matters.

P. Lease Commitments

The Company rents real property and equipment under long-term operating leases. The Company's operating lease expense was $8.0 million in 2002, $4.1 million in 2001 and $3.5 million in 2000.

Future minimum payments under noncancellable operating leases at December 31, 2002 are as follows:

Year Ending December 31	
2003	$ 6,122
2004	4,746
2005	3,915
2006	3,334
2007	3,196
2008 and thereafter	11,175
Total minimum lease payments	$32,488

The Company also enters into precious metal leases (primarily gold and silver) which are consignment inventory arrangements under which banks provide the Company with precious metals for a specified period for which the Company pays a lease fee. The Company also leases out metals under similar arrangements to customers. The amount of metal leases in at December 31, 2002 and 2001 was $190.5 million and $276.1 million, respectively. The amount of metal leases out at December 31, 2002 and 2001 was $50.8 million and $110.7 million, respectively.

Q. Reportable Segments and Geographic Information

The Company operates in three segments: base metal chemistry, precious metal chemistry and metal management. These industry segments correspond to management's approach to aggregating products and business units, making operating decisions and assessing performance. Major products included in each segment and other information follows.

Base Metal Chemistry: Develops, processes, manufactures and markets specialty chemicals, powders and related products from various base metals, with the most widely used being cobalt, nickel and copper. The products produced are essential components in chemical and industrial processes where they facilitate a chemical or physical reaction and/or enhance the physical properties of end-products. These products can be found in a variety of applications for catalysts, coatings, colorants, hard metal tools, jet engines, lubricants, fuel and petroleum additives, magnetic media, metal finishing agents, petrochemicals, plastics, printed circuit boards, rechargeable batteries, stainless steel, super alloys and tires. The products are sold in various forms such as solutions, crystals, powders, cathodes and briquettes.

Precious Metal Chemistry: Develops, produces, and markets specialty chemicals and related materials, predominantly from platinum group and precious metals such as platinum, palladium, rhodium, gold and silver. This segment also offers a variety of refining and processing services to users of precious metals. The products of this segment are used in a variety of applications for automotive catalysts, fuel cells and fuel processing catalysts, chemical catalysts, electronics packaging, and electroplating products, jewelry and glass manufacturing for high-definition televisions.

Metal Management: Operates as a metal sourcing operation for both the Company's other segments and nonaffiliated customers, primarily procuring precious metals. This segment centrally manages metal purchases and sales by providing the necessary precious metal liquidity, financing and hedging for the Company's other businesses.

Business segment information for continuing operations as of and for the years ended December 31, 2002, 2001 and 2000 follows. In 2002, operating profit for base metal chemistry and precious metal chemistry includes unusual charges of $273.4 million and $17.1 million, respectively; Corporate expenses in 2002 include $26.8 million of unusual charges.

	2002	2001	2000
		(in thousands)	
Business Segment Information			
Net Sales			
Base Metal Chemistry	**$ 717,300**	$ 662,642	$ 726,676
Precious Metal Chemistry	**1,527,437**	584,861	
Metal Management	**2,865,318**	1,110,516	
Inter-segment	**(200,632)**	(121,107)	
	$4,909,423	$2,236,912	$ 726,676
Operating profit (loss)			
Base Metal Chemistry	**$ (162,756)**	$ 165,900	$ 154,003
Precious Metal Chemistry	**66,895**	28,103	
Metal Management	**11,084**	10,075	
	(84,777)	204,078	154,003
Interest expense	**(74,271)**	(57,423)	(35,829)
Foreign exchange, investment income and other, net	**6,762**	3,163	1,312
Corporate	**(52,524)**	(23,688)	(19,943)
Income (loss) from continuing operations before income taxes, minority interests, equity income and extraordinary item	**$ (204,810)**	$ 126,130	$ 99,543

	December 31, 2002	December 31, 2001
Total assets		
Base Metal Chemistry	**$1,139,906**	$1,354,525
Precious Metal Chemistry	**920,948**	842,841
Metal Management	**117,797**	101,718
Corporate	**50,445**	18,856
Discontinued operations	**110,040**	207,998
Total assets	**$2,339,136**	$2,525,938

	Year Ended December 31, 2002	2001	2000
Expenditures for property, plant & equipment			
Base Metal Chemistry	**$ 56,993**	$ 74,328	$ 42,740
Precious Metal Chemistry	**34,236**	22,842	
Corporate	**2,788**	2,836	2,808
Total expenditures for property, plant & equipment	**$ 94,017**	$ 100,006	$ 45,548
Depreciation and amortization			
Base Metal Chemistry	**$ 46,600**	$ 40,774	$ 29,046
Precious Metal Chemistry	**10,478**	10,346	
Metal Management	**22**	9	
Corporate	**1,843**	304	220
Total depreciation and amortization	**$ 58,943**	$ 51,433	$ 29,266

	Net sales (1)	Long-lived assets
Geographic Region Information		
2002		
United States	$1,289,284	$ 52,029
Finland	485,571	293,546
Germany	2,386,734	87,993
Democratic Republic of the Congo		122,351
Other	747,834	98,239
	$4,909,423	$654,158
2001		
United States	$ 643,420	$ 59,635
Finland	470,307	282,826
Germany	815,667	105,432
Democratic Republic of the Congo		124,807
Other	307,518	84,876
	$2,236,912	$657,576
2000		
United States	$ 157,554	
Finland	532,456	
Other	36,666	
	$ 726,676	

(1) Net sales are attributed to the geographic area based on the location of the manufacturing facility.

R. Guarantor and Non-Guarantor Subsidiary Information

In December 2001, the Company issued $400 million in aggregate principal amount of 9.25% Senior Subordinated Notes due 2011. These Notes are guaranteed by the Company's wholly-owned domestic subsidiaries. The guarantees are full, unconditional and joint and several.

Notes to Consolidated Financial Statements — *Continued*

The Company's foreign subsidiaries are not guarantors of these Notes. The Company as presented below represents OM Group, Inc. exclusive of its guarantor subsidiaries and its non-guarantor subsidiaries. Condensed consolidating financial information for the Company, the guarantor subsidiaries, and the non-guarantor subsidiaries is as follows:

	December 31, 2002				
Balance Sheet Data	The Company	Combined Guarantor Subsidiaries	Combined Non-guarantor Subsidiaries	Eliminations	Total
Assets					
Current assets:					
Cash and cash equivalents	$ 667	$ 2,180	$ 74,358		**$ 77,205**
Accounts receivable	752,800	103,417	649,618	$(1,146,433)	**359,402**
Inventories		70,538	615,064		**685,602**
Deferred income taxes and other current assets	26,553	7,935	105,640		**140,128**
Total current assets	780,020	184,070	1,444,680	(1,146,433)	**1,262,337**
Property, plant and equipment — net		55,717	598,441		**654,158**
Goodwill and other intangible assets		136,099	61,915		**198,014**
Intercompany receivables	300,768		1,146,191	(1,446,959)	
Investment in subsidiaries	655,822	544,000	1,247,474	(2,447,296)	
Other assets	21,231	10,245	83,111		**114,587**
Assets of discontinued operations		110,040			**110,040**
Total assets	$1,757,841	$1,040,171	$4,581,812	$(5,040,688)	**$2,339,136**
Liabilities and stockholders' equity					
Current liabilities:					
Current portion of long-term debt	$ 6,750				**$ 6,750**
Short-term debt			$ 24,347		**24,347**
Accounts payable	65,917	$ 392,588	439,303	$ (727,658)	**170,150**
Deferred income taxes	(18,426)	(1,425)	36,978		**17,127**
Other accrued expenses	10,745	10,481	174,413		**195,639**
Total current liabilities	64,986	401,644	675,041	(727,658)	**414,013**
Long-term debt	1,187,650				**1,187,650**
Deferred income taxes	35,320	(131)	39,470		**74,659**
Minority interests and other long-term liabilities		3,394	153,363		**156,757**
Intercompany payables		557,894	1,230,175	(1,788,069)	
Liabilities of discontinued operations		36,172			**36,172**
Stockholders' equity	469,885	41,198	2,483,763	(2,524,961)	**469,885**
Total liabilities and stockholders' equity	$1,757,841	$1,040,171	$4,581,812	$(5,040,688)	**$2,339,136**

Notes to Consolidated Financial Statements — *Continued*

Income Statement Data	The Company	Combined Guarantor Subsidiaries	Combined Non-guarantor Subsidiaries	Eliminations	Total
	December 31, 2002				
Net sales		$1,432,745	$3,685,475	$(208,797)	$4,909,423
Cost of products sold		1,378,702	3,360,074	(208,797)	4,529,979
Cost of goods sold — write-down of inventories		56,083	52,139		108,222
		(2,040)	273,262		271,222
Selling, general and administrative expenses		54,760	191,068		245,828
Restructuring and other unusual charges	$ 26,830	45,007	90,858		162,695
Income (loss) from operations	(26,830)	(101,807)	(8,664)		(137,301)
Interest expense	(77,271)	(12,479)	(54,873)	70,352	(74,271)
Foreign exchange gain	819	8	1,452		2,279
Investment and other income, net	15,024	99	59,712	(70,352)	4,483
Income (loss) from continuing operations before income taxes, minority interests and equity income	(88,258)	(114,179)	(2,373)		(204,810)
Income tax benefit			(17,844)		(17,844)
Minority interests			12,846		12,846
Equity in income of affiliates			(1,497)		(1,497)
Income (loss) from continuing operations	(88,258)	(114,179)	4,122		(198,315)
Loss from discontinued operations		(129,596)			(129,596)
Net (loss) income	$(88,258)	$ (243,775)	$ 4,122	$	$ (327,911)

Cash Flow Data	The Company	Combined Guarantor Subsidiaries	Combined Non-guarantor Subsidiaries	Eliminations	Total
	December 31, 2002				
Net cash (used in) provided by operating activities	$ (59,752)	$ 29,863	$ 57,620		$ 27,731
Investing activities:					
Expenditures for property plant and equipment — net		(5,528)	(88,489)		(94,017)
Acquisitions of businesses	(32,070)				(32,070)
Divestiture of business	4,000				4,000
Sale of marketable securities			37,624		37,624
Investment in nonconsolidated joint ventures	(3,566)				(3,566)
Net cash used in investing activities	(31,636)	(5,528)	(50,865)		(88,029)
Financing activities:					
Dividend payments	(11,899)				(11,899)
Long-term borrowings	99,510				99,510
Payments of short-term debt			(12,552)		(12,552)
Payments of long-term debt	(225,805)				(225,805)
Proceeds from exercise of stock options	3,806				3,806
Proceeds from sale of common shares	225,805				225,805
Net cash provided by (used in) financing activities	91,417		(12,552)		78,865
Cash provided by (used in) continuing operations	29	24,335	(5,797)		18,567
Cash used in discontinued operations		(25,161)			(25,161)
Effect of exchange rate changes on cash and cash equivalents			7,292		7,292
Increase (decrease) in cash and cash equivalents	29	(826)	1,495		698
Cash and cash equivalents at beginning of the year	638	3,006	72,863		76,507
Cash and cash equivalents at end of the year	$ 667	$ 2,180	$ 74,358		$ 77,205

Notes to Consolidated Financial Statements — *Continued*

Balance Sheet Data	December 31, 2001 The Company	Combined Guarantor Subsidiaries	Combined Non-guarantor Subsidiaries	Eliminations	Total
Assets					
Current assets:					
Cash and cash equivalents	$ 638	$ 3,006	$ 72,863		$ 76,507
Marketable securities			38,667		38,667
Accounts receivable	710,495	80,508	482,816	$ (943,709)	330,110
Inventories		128,429	603,614		732,043
Deferred income taxes and other current assets	23,265	22,380	105,571		151,216
Total current assets	734,398	234,323	1,303,531	(943,709)	1,328,543
Property, plant and equipment — net		61,234	596,342		657,576
Goodwill and other intangible assets		148,223	60,849		209,072
Intercompany receivables	278,032	3,970	1,170,574	(1,452,576)	
Investment in subsidiaries	908,483	522,939	2,029,173	(3,460,595)	
Other assets	18,127	20,357	84,265		122,749
Assets of discontinued operations		207,998			207,998
Total assets	$1,939,040	$1,199,044	$5,244,734	$(5,856,880)	$2,525,938
Liabilities and Stockholders' Equity					
Current liabilities:					
Current portion of long-term debt	$ 20,188				$ 20,188
Short-term debt			$ 32,397		32,397
Accounts payable	38,146	$ 357,363	359,124	$ (585,694)	168,939
Deferred income taxes	46	1,208	72,462		73,716
Other accrued expenses	11,071	15,345	74,588		101,004
Total current liabilities	69,451	373,916	538,571	(585,694)	396,244
Long-term debt	1,300,507				1,300,507
Deferred income taxes	(451)	(7,517)	76,817		68,849
Minority interests and other long-term liabilities		5,125	155,985		161,110
Intercompany payables		514,121	2,035,655	(2,549,776)	
Liabilities of discontinued operations		29,695			29,695
Stockholders' equity	569,533	283,704	2,437,706	(2,721,410)	569,533
Total liabilities and stockholders' equity	$1,939,040	$1,199,044	$5,244,734	$(5,856,880)	$2,525,938

Income Statement Data	The Company	Combined Guarantor Subsidiaries	Combined Non-guarantor Subsidiaries	Eliminations	Total
	December 31, 2001				
Net sales		$697,461	$1,940,514	$(401,063)	$2,236,912
Cost of products sold		650,038	1,670,866	(401,063)	1,919,841
		47,423	269,648		317,071
Selling, general and administrative expenses		42,437	94,244		136,681
Income from operations		4,986	175,404		180,390
Interest expense	$(61,272)	(17,148)	(67,938)	88,935	(57,423)
Foreign exchange (loss) gain	(289)	324	(229)		(194)
Investment and other income, net	21,873	903	69,516	(88,935)	3,357
Income (loss) from continuing operations before income taxes, minority interests, equity income and extraordinary item	(39,688)	(10,935)	176,753		126,130
Income tax (benefit) expense	(14,599)	12,297	34,047		31,745
Minority interests			5,820		5,820
Equity in income of affiliates			(1,876)		(1,876)
Income (loss) from continuing operations	(25,089)	(23,232)	138,762		90,441
Loss from discontinued operations		(10,201)			(10,201)
Extraordinary item	(4,600)				(4,600)
Net (loss) income	$(29,689)	$ (33,433)	$ 138,762	$	$ 75,640

Notes to Consolidated Financial Statements — *Continued*

	December 31, 2001				
Cash Flow Data	The Company	Combined Guarantor Subsidiaries	Combined Non-guarantor Subsidiaries	Eliminations	Total
Net cash (used in) provided by operating activities	$ (93,774)	$ 24,240	$131,165		$ 61,631
Investing activities:					
Expenditures for property plant and equipment — net		(9,317)	(90,689)		(100,006)
Acquisitions of businesses	(1,168,423)		21,766		(1,146,657)
Divestiture of businesses	525,473				525,473
Net cash used in investing activities	(642,950)	(9,317)	(68,923)		(721,190)
Financing activities:					
Dividend payments	(12,494)				(12,494)
Long-term borrowings	1,648,751				1,648,751
Payments of long-term debt	(900,000)				(900,000)
Purchase of treasury stock	(5,331)				(5,331)
Proceeds from exercise of stock options	6,435				6,435
Net cash provided by financing activities	737,361				737,361
Cash provided by continuing operations	637	14,923	62,242		77,802
Cash used in discontinued operations		(13,189)			(13,189)
Effect of exchange rate changes on cash and cash equivalents		(49)	(1,166)		(1,215)
Increase in cash and cash equivalents	637	1,685	61,076		63,398
Cash and cash equivalents at beginning of the year	1	1,321	11,787		13,109
Cash and cash equivalents at end of the year	$ 638	$ 3,006	$ 72,863		$ 76,507

Notes to Consolidated Financial Statements — *Continued*

	December 31, 2000				
Income Statement Data	The Company	Combined Guarantor Subsidiaries	Combined Non-guarantor Subsidiaries	Eliminations	Total
Net sales		$185,811	$705,347	$(164,482)	$726,676
Cost of products sold		154,770	554,678	(164,482)	544,966
		31,041	150,669		181,710
Selling, general and administrative expenses		26,933	20,717		47,650
Income from operations		4,108	129,952		134,060
Interest expense	$(37,352)	(15,966)	(28,095)	45,584	(35,829)
Foreign exchange (loss) gain	(651)	(103)	(369)		(1,123)
Investment and other income, net	22,630	212	25,177	(45,584)	2,435
Income (loss) from continuing operations before income taxes	(15,373)	(11,749)	126,665		99,543
Income tax (benefit) expense	(5,795)	(7,063)	39,547		26,689
Income (loss) from continuing operations	(9,578)	(4,686)	87,118		72,854
Loss from discontinued operations		(1,354)			(1,354)
Net (loss) income	$ (9,578)	$ (6,040)	$ 87,118	$	$ 71,500

Cash Flow Data	December 31, 2000 The Company	Combined Guarantor Subsidiaries	Combined Non-guarantor Subsidiaries	Eliminations	Total
Net cash provided by operating activities	$ 19,869	$ 7,056	$ 54,032		$ 80,957
Investing activities:					
Expenditures for property plant and equipment — net		2,397	(47,945)		(45,548)
Acquisitions of businesses	(192,689)	—	—	—	(192,689)
Net cash (used in) provided by investing activities	(192,689)	2,397	(47,945)		(238,237)
Financing activities:					
Dividend payments	(10,491)				(10,491)
Long-term borrowings	223,750				223,750
Payments of long-term debt	(37,600)				(37,600)
Purchase of treasury stock	(9,650)				(9,650)
Proceeds from exercise of stock options	6,811	—	—	—	6,811
Net cash provided by financing activities	172,820	—	—	—	172,820
Cash provided by continuing operations		9,453	6,087		15,540
Cash used in discontinued operations		(8,819)			(8,819)
Effect of exchange rate changes on cash and cash equivalents	—	(89)	(1,916)	—	(2,005)
Increase in cash and cash equivalents		545	4,171		4,716
Cash and cash equivalents at beginning of the year	1	776	7,616	—	8,393
Cash and cash equivalents at end of the year	$ 1	$ 1,321	$ 11,787	—	$ 13,109

Notes to Consolidated Financial Statements — *Continued*

S. Quarterly Data (Unaudited)

	Quarter Ended			
	March 31	June 30	September 30	December 31
2002				
Net sales	**$1,159,152**	**$1,228,796**	**$1,324,845**	**$1,196,630**
Gross profit	**110,989**	**121,332**	**9,251**	**29,650**
Income (loss) from continuing operations	**24,670**	**30,048**	**(68,081)**	**(184,952)**
Net income (loss)	**23,368**	**25,501**	**(71,166)**	**(305,614)**
Basic net income (loss) per common share:				
Income (loss) from continuing operations	**$0.91**	**$1.06**	**$(2.41)**	**$(6.53)**
Net income (loss)	**$0.86**	**$0.90**	**$(2.52)**	**$(10.78)**
Diluted net income (loss) per common share:				
Income (loss) from continuing operations	**$0.89**	**$1.05**	**$(2.41)**	**$(6.53)**
Net income (loss)	**$0.85**	**$0.89**	**$(2.52)**	**$(10.78)**
Market price: high-low	**$61.000-$72.300**	**$61.860-$73.000**	**$42.600-$62.750**	**$43.500-$4.060**
Dividends paid per share	**$0.14**	**$0.14**	**$0.14**	**$—**
2001				
Net sales	$197,244	$181,957	$803,542	$1,054,169
Gross profit	53,252	54,554	97,024	112,241
Income (loss) from continuing operations	19,513	20,404	27,221	23,303
Net income	19,632	20,165	20,474	15,369
Basic net income per common share:				
Income from continuing operations	$0.82	$0.85	$1.13	$0.97
Net income	$0.82	$0.84	$0.85	$0.64
Diluted net income per common share:				
Income from continuing operations	$0.80	$0.83	$1.11	$0.95
Net income	$0.81	$0.83	$0.84	$0.63
Market price: high-low	$55.200-$46.250	$63.980-$49.400	$66.700-$49.000	$67.000-$54.000
Dividends paid per share	$0.13	$0.13	$0.13	$0.13

Notes to Consolidated Financial Statements — *Continued*

In the fourth quarter of 2002, the Board of Directors voted to suspend the Company's quarterly cash dividend indefinitely.

In the fourth quarter of 2002, the Company recorded restructuring and other unusual charges related to continuing operations of $209.1 million. See Note B.

In the third quarter of 2002, the Company recorded a charge of $108.2 million to write-down inventories to the lower of cost or market. See Note E.

In the fourth quarter of 2001, the Company recorded an extraordinary charge of $4.6 million after-tax ($0.19 per diluted share) related to the early extinguishment of debt.

In the third quarter of 2001, the Company acquired dmc2 for a purchase price of $1.102 billion. See Note D.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There are no such changes or disagreements.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information relating to directors of the Company contained under the heading "Election of Directors" in the Company's Proxy Statement for the annual meeting of stockholders to be held on May 6, 2003, is incorporated herein by reference. For information with respect to the executive officers of the Company, see "Executive Officers of the Company" in Part I of this Form 10-K.

Item 11. Executive Compensation

The information relating to executive compensation contained under the headings "Committees and Meetings of the Board of Directors" and "Executive Compensation" in the Company's Proxy Statement for the annual meeting of stockholders to be held on May 6, 2003, is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information relating to security ownership set forth under the heading "Security Ownership of Directors, Officers and Certain Beneficial Owners" in the Company's Proxy Statement for the annual meeting of stockholders to be held on May 6, 2003, is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information relating to the related transactions set forth under the heading "Related Party Transactions" in the Company's Proxy Statement for the annual meeting of stockholders to be held on May 6, 2003, is incorporated herein by reference.

Item 14. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

The Company carried out an evaluation under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in the Exchange Act Rules 13a-14 and 15d-14) within 90 days prior to the filing date of this Form 10-K. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

(b) Changes in Internal Controls

There were no significant changes in the Company's internal controls or in other factors that could significantly affect our internal controls subsequent to the date of the most recent evaluation, including corrective actions with regard to significant deficiencies and material weaknesses.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) The following consolidated financial statements of the Company are included in Part II Item 8:

(1) The following Consolidated Financial Statements of OM Group, Inc. are filed as a separate section of this report:

Consolidated Balance Sheets at December 31, 2002 and 2001 — page 22.

Statements of Consolidated Operations for the years ended December 31, 2002, 2001 and 2000 — page 23.

Statements of Consolidated Stockholders' Equity for the years ended December 31, 2002, 2001 and 2000 — page 24.

Statements of Consolidated Cash Flows for the years ended December 31, 2002, 2001 and 2000 — page 25.

Notes to Consolidated Financial Statements — pages 26 through 56.

(2) All schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are either not required under the related instructions or are inapplicable and, therefore, have been omitted.

(3) Exhibits and Reports on Form 8-K

(a) The following exhibits are included in this Annual Report on Form 10-K:

(3) Articles of Incorporation and By-laws

3.1	Amended and Restated Certificate of Incorporation of the Company	‡
3.2	Amended and Restated Bylaws of the Company	‡

(4) Instruments defining rights of security holders, including indentures

4.1	Form of Common Stock Certificate of the Company	‡
4.2	Stockholder Rights Agreement dated as of November 5, 1996 between OM Group, Inc. and National City Bank (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-4 (No. 333-84128) filed on March 11, 2002).	
4.3	Indenture, dated as of December 12, 2001, among OM Group, Inc., the Guarantors (as defined therein) and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-1/A (No. 333-74566) filed on January 14, 2002).	
4.4	Purchase Agreement, dated as of December 7, 2001, among OM Group, Inc., the Guarantors (as defined therein) and Credit Suisse First Boston Corporation, as the representatives of the Several Purchasers (as defined therein) (incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-1/A (No. 333-74566) filed on January 14, 2002).	
4.5	Registration Rights Agreement, dated as of December 12, 2001, among OM Group, Inc., the Guarantors (as defined therein) and Credit Suisse First Boston Corporation, as the representatives of the Several Purchasers (as defined therein) (incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-1/A (No. 333-74566) filed on January 14, 2002).	

4.6 Amended and Restated Credit Agreement, dated as of August 10, 2001, among OM Group, Inc., and OMG AG & Co. KG as borrowers; the lending institutions named therein as lenders; Credit Suisse First Boston as a lender, the syndication agent, joint book running manager and a joint lead arranger; National City Bank as a lender, the swingline lender, letter of credit issuer, administrative agent, collateral agent, joint book running manager and a joint lead arranger; and ABN Amro Bank N.V., Credit Lyonnais, New York Branch, and KeyBank National Association, each as a lender and documentation agent (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 and incorporated herein by reference).

4.7 Second Amended and Restated Credit Agreement, dated as of June 28, 2002, among OM Group, Inc., and OMG AG & Co. KG as borrowers; the lending institutions named therein as lenders; Credit Suisse First Boston as a lender, the syndication agent, joint book running manager and a joint lead arranger; National City Bank as a lender, the swingline lender, letter of credit issuer, administrative agent, collateral agent, joint book running manager and a joint lead arranger; and ABN Amro Bank N.V., Credit Lyonnais, New York Branch, and KeyBank National Association, each as a lender and documentation agent (filed as Exhibit 4 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and incorporated herein by reference).

4.8 Amendment No. 1 to Second Amended and Restated Credit Agreement, dated as of December 9, 2002, among OM Group, Inc., and OMG AG & Co. KG as borrowers; the lending institutions named therein as lenders; Credit Suisse First Boston as a lender, the syndication agent, joint book running manager and a joint lead arranger; National City Bank as a lender, the swingline lender, letter of credit issuer, administrative agent, collateral agent, joint book running manager and a joint lead arranger; and ABN Amro Bank N.V., Credit Lyonnais, New York Branch, and KeyBank National Association, each as a lender and documentation agent.

(10) Material Contracts

10.1 Technology Agreement among Outokumpu Oy, Outokumpu Engineering Contractors Oy, Outokumpu Research Oy, Outokumpu Harjavalta Metals Oy and Kokkola Chemicals Oy dated March 24, 1993. ‡

*10.2 OM Group, Inc. Long-Term Incentive Compensation Plan. ‡

*10.3 Amendment to OM Group, Inc. Long-Term Incentive Compensation Plan (filed as Exhibit 99(b) to the Company's Registration Statement on Form S-8 filed on February 1, 1994, and incorporated herein by reference).

*10.4 Amendment to OM Group, Inc. Long-Term Incentive Compensation Plan (filed as Exhibit 99 to the OM Group, Inc. Form S-8 Registration Statement filed on July 3, 1996, and incorporated herein by reference).

*10.5 Mooney Chemicals, Inc. Welfare Benefit Plan. ‡

*10.6 Mooney Chemicals, Inc. Profit Sharing Plan. ‡

*10.7 Amendment to Mooney Chemicals, Inc. Profit Sharing Plan. ‡

*10.8 OMG/Mooney Chemicals, Inc. Employee Profit Sharing Plan, as amended (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-4 (No. 333-84128) filed on March 11, 2002).

*10.9 OM Group, Inc. Benefit Restoration Plan, effective January 1, 1995 (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-4 (No. 333-84128) filed on March 11, 2002).

*10.10 Trust under OM Group, Inc. Benefit Restoration Plan, effective January 1, 1995 (incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-4 (No. 333-84128) filed on March 11, 2002).

*10.11 Amendment to OMG Americas, Inc. Profit-Sharing Plan (filed as Exhibit 99 to the OM Group, Inc. Form S-8 Registration Statement filed on July 3, 1996, and incorporated herein by reference).

10.12 OM Group, Inc. Non-employee Director's Equity Compensation Plan (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-4 (No. 333-84128) filed on March 11, 2002).

*10.13 OM Group, Inc. Bonus Program for Key Executives and Middle Management. ‡

*10.14 Employment Agreement between Mooney Acquisition Corporation and James P. Mooney dated September 30, 1991. ‡

*10.15 Amendment to Employment Agreement between OM Group, Inc. and James P. Mooney dated August 19, 1992. ‡

*10.16 Employment Agreement between OM Group, Inc. and Michael J. Scott (incorporated by reference to Exhibit 10.17 to the Company's Registration Statement on Form S-4 (No. 333-84128) filed on March 11, 2002).

+10.17 Joint Venture Agreement among OMG B.V., Groupe George Forrest S.A., La Generale Des Carrieres Et Des Mines and OM Group, Inc. to partially or totally process the slag located in the site of Lubumbashi, Democratic Republic of the Congo (filed as Exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and incorporated herein by reference).

+10.18 Agreement for Sale of concentrate production between Kokkola Chemicals Oy and La Generale Des Carriers Et Des Mines dated April 21, 1997 (filed as Exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and incorporated herein by reference).

+10.19 Long term Slag Sales Agreement between La Generale Des Carriers Et Des Mines and J.V. Groupement Pour Le Traitement Du Terril De Lubumbashi (filed as an annex to Exhibit 10.33 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and incorporated herein by reference).

+10.20 Long Term Cobalt Alloy Sales Agreement between J.V. Groupement Pour Le Traitement Du Terril De Lubumbashi and OMG Kokkola Chemicals Oy (filed as an annex to Exhibit 10.33 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and incorporated herein by reference).

+10.21 Tolling Agreement between Groupement Pour Le Traitement Du Terril De Lubumbashi and Societe De Traitement Due Terril De Lubumbashi (filed as an annex to Exhibit 10.33 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and incorporated herein by reference).

*10.22 OM Group, Inc. 1998 Long-Term Incentive Compensation Plan (filed as Exhibit 10.31 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and incorporated herein by reference).

*10.23 Employment Agreement between OM Group, Inc. and Edward W. Kissel dated June 1, 1999 (filed as Exhibit 10.30 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and incorporated herein by reference).

10.24 Lease agreement between Outokumpu Harjavalta Metals Oy and Outokumpu Nickel Oy (filed as Exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and incorporated herein by reference).

10.25 Purchase Agreement (as amended and restated) as of August 10, 2001 by and between dmc2 Degussa Metals Catalysts Cerdec AG, Degussa AG and OM Group, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on August 24, 2001).

10.26 Heads of Agreement as of April 23, 2001 between OM Group, Inc. and Ferro Corporation (incorporated by reference to Exhibit 2.2. to the Company's Current Report on Form 8-K filed on August 24, 2001).

10.27 OMG-Ferro Purchase Agreement dated as of August 31, 2001 by and between OM Group, Inc. and Ferro Corporation (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on September 21, 2001).

*10.28 Employment Agreement between OM Group, Inc. and Thomas R. Miklich dated May 1, 2002 (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and incorporated herein by reference).

*10.29 Amendment to Employment Agreement between OM Group, Inc. and James P. Mooney dated December 20, 2002.

*10.30 Amendment to Employment Agreement between OM Group, Inc. and Thomas R. Miklich dated December 1, 2002.

* Indicates a management contract, executive compensation plan or arrangement.

\+ Portions of Exhibit have been omitted and filed separately with the Securities and Exchange Commission in reliance on Rule 24b-2 and the Company's request for confidential treatment.

‡ These documents were filed as exhibits to the Company's Form S-1 Registration Statement (Registration No. 33-60444) which became effective on October 12, 1993, and are incorporated herein by reference.

(12) Computation of Ratio of Earnings to Fixed Charges

(21) List of Subsidiaries

(23) Consent of Ernst & Young LLP

(24) Powers of Attorney

(b) There were no reports on Form 8-K filed by the Company during the three months ended December 31, 2002.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

OM GROUP, INC.

By: /s/ James P. Mooney

James P. Mooney
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ James P. Mooney* James P. Mooney	Chairman and Chief Executive Officer	March 24, 2003
/s/ Markku Toivanen* Markku Toivanen	Director	March 24, 2003
/s/ Lee R. Brodeur* Lee R. Brodeur	Director	March 24, 2003
/s/ William J. Reidy* William J. Reidy	Director	March 24, 2003
/s/ John E. Mooney* John E. Mooney	Director	March 24, 2003
/s/ Frank Butler* Frank Butler	Director	March 24, 2003
/s/ Katharine L. Plourde* Katharine L. Plourde	Director	March 24, 2003
/s/ Thomas R. Miklich* Thomas R. Miklich	Chief Financial Officer (Principal Financial and Accounting Officer)	March 24, 2003
/s/ James P. Mooney James P. Mooney Attorney-in-Fact		March 24, 2003

* James P. Mooney, by signing his name hereto signs this document on behalf of each of the persons so indicated above pursuant to powers of attorney duly executed by such persons and filed with the Securities and Exchange Commission.

MANAGEMENT CERTIFICATION — Principal Executive Officer

I, James P. Mooney, certify that:

1. I have reviewed this annual report on Form 10-K of OM Group, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

March 24, 2003

/s/ James P. Mooney

James P. Mooney
Chairman and Chief Executive Officer

MANAGEMENT CERTIFICATION — Principal Financial Officer

I, Thomas R. Miklich, certify that:

1. I have reviewed this annual report on Form 10-K of OM Group, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

    a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

March 24, 2003

/s/ Thomas R. Miklich

Thomas R. Miklich
Chief Financial Officer